

COLONY
BANKCORP, INC.

2022 Annual Report to Shareholders

Colony Bankcorp, Inc. is the bank holding company for Colony Bank. Founded in 1975 and headquartered in Fitzgerald, Georgia, Colony operates 36 locations throughout Georgia and is now serving Alabama. At Colony Bank, we offer a wide range of banking services including personal banking, business banking, mortgage solutions, government guaranteed lending solutions, and more. We have expanded our services to also include consumer insurance products, such as automotive, homeowners, and other insurance needs for our community. Colony's common stock is traded on the NASDAQ Global Market under the symbol "CBAN." For more information, please visit www.colony.bank. You can also follow the Company on social media.

Net Income Growth 4.7%

$7.2M
Return to Shareholders in 2022 through cash dividends.

$2.94B
Total Assets

Record Low
ratio of Non-performing assets to total assets

4.9%
Increase in Total Deposits



Financial Highlights

(dollars in thousands, except per share amounts)	2022	2021
Financial position at December 31,		
Total assets	$ 2,936,570	$ 2,691,715
Loans (net of unearned income)	1,737,106	1,337,977
Allowance for loan losses	16,128	12,910
Deposits	2,490,997	2,374,608
Stockholders' equity	230,268	217,707
Common book value per share	13.08	15.92
Tangible common book value per share	9.98	11.51
Operations for the year ended December 31,		
Net interest income	$ 80,625	$ 66,189
Provision for loan losses	3,370	700
Net interest income after provision for loan losses	77,255	65,489
Noninterest income	35,072	36,290
Noninterest expense	89,475	78,625
Income before income taxes	22,852	23,154
Income taxes	3,310	4,495
Net income	$ 19,542	$ 18,659
Net income available to common shareholders	$ 19,542	$ 18,659
Basic earnings per share	$ 1.14	$ 1.66
Diluted earnings per share	$ 1.14	$ 1.66
Cash dividends per share	$ 0.43	$ 0.41
Operating ratios		
Net interest margin	3.20 %	3.39 %
Return on average assets	0.71 %	0.89 %
Return on average total equity	8.27 %	10.60 %
Efficiency	77.34 %	76.72 %

To Our Shareholders

As we reflect on 2022, we are pleased to report that despite a challenging year, marked by rising inflation and significant increases in interest rates, we made considerable strides on our mission to build a high-performing, independent bank.

A common theme that emerged throughout the year was our Company's ability to evolve and be proactive in making things happen. When challenges were anticipated, our team was able to refocus our strategy and remain nimble in our efforts to adapt to the changing landscape.

As a result of our efforts during the year, we successfully implemented new technologies, saw incredible loan growth, added talented team members, and invested in new lines of business. We are proud of our progress as a Company and look forward to continuing our growth as Georgia's pre-eminent community bank.

Strengthening Our Capital Position
In an effort to support our growth initiatives, we completed a common stock offering in February, issuing 3.8 million shares at $16.50 per share. We followed the stock offering with a subordinated debt offering in May, issuing $40.0 million of ten year notes with a fixed rate of 5.25% for five years. These strategic equity and debt issuances were completed during the initial phases of the rate hikes by the Federal Reserve, when economic conditions were much more favorable than they are today, and have positioned us to weather the economic challenges that may lie ahead.

Increased Organic Growth
One of the most notable accomplishments of 2022 was the strong loan growth during the year. Our bankers were able to grow loan balances at an impressive 29.8%, which drove a significant increase in net interest income. While we do anticipate loan growth to slow in the coming quarters, the growth achieved will help to bolster our position in the market and provide a solid foundation for future success. We also witnessed a 4.9% increase in our deposits. As we move forward, deposit growth and retention will continue to be a focus for our bankers this year.

Investments in New Lines of Business
We are constantly looking for ways we can better serve our customers while improving performance for our shareholders. Our recent investments in new lines of businesses have enabled us to serve as a one-stop shop for financial solutions in the communities we serve. Furthermore, these investments reflect our commitment to diversifying revenue streams and building a more resilient business model for sustained earnings growth.

In June we expanded our corporate banking group by entering the Birmingham and Huntsville markets. Our newly added bankers will spearhead the expansion in these vibrant communities, as we take a significant stride toward expanding our reach. This expansion signifies our unwavering commitment to organic growth and our firm belief that our community banking model will generate enhanced shareholder value as we grow in these markets.

During the year, we expanded our Merchant Services group with the addition of two industry veterans. Bringing our merchant services in-house and adding additional team members has given us the opportunity to

"A common theme that emerged throughout the year was our Company's ability to evolve and be proactive in making things happen."

Heath Fountain
Chief Executive Officer



"One of the most notable accomplishments of 2022 was the strong loan growth during the year. Our bankers were able to grow loan balances at an impressive 29.8%, which drove a significant increase in net interest income."

Mark H. Massee
Chairman of the Board

deepen our relationships with current business customers and prospects. In addition to these production hires, we furthered our extension of specialized services with the addition of Marine and Recreational Vehicle Lending. We were also excited to launch a new wealth management division, Colony Financial Advisors. This was a logical extension of our current services and solidifies our role as trusted advisors to our customers.

To help ensure the success of these new lines of business, we invested in a customer relationship management system and created incentive plans to help drive team member referrals. As our team members are able to provide more financial solutions to our customers, our shareholders will benefit from deeper customer relationships that drive more revenue and stability in our customer base.

Financial Highlights
Net income totaled $19.5 million, or $1.14 per diluted share, an increase in total of $883,000, but decreased on a per share basis by $0.52 per share due to the previously mentioned capital raise. Total assets reached a record $2.9 billion, up from $2.7 billion at the end of 2021, primarily due to the growth in loans. Loans and deposits reached record levels.

Our capital position remains strong, with ratios exceeding the minimum required to be classified as "well-capitalized" by our regulators. Tier one leverage ratio, tier one capital ratio, total risk-based capital ratio and common equity tier one capital ratio were 9.2%, 12.5%, 15.1% and 11.3%, all levels that meet or exceed the previous year.



Total Assets
(in Thousands)



Total Net Loans
(in Thousands)



Non-Interest Income
(in Thousands)

Based on our performance and confidence in the ability to grow net income in the future, we increased our dividend 4.9% or $0.02 per share to $0.43. This represents the sixth consecutive year of higher dividend payouts.

Building a High-Performance Team
At Colony, we are committed to building a high-performing team. This year, we added many talented professionals whose experience and industry knowledge create significant depth for our management team. We added Christian Ruppe to serve as the Company's first Chief Innovation Officer. Christian's background in both banking and financial technology is allowing us to mold an innovation strategy that ensures Colony's relevance as technology quickly evolves the financial services industry.

We separated the duties of our President and Chief Executive Officer, and appointed D. Copeland to the role of President. We also added Ed Canup to the team in the role of Chief Revenue Officer to oversee the growth and profitability of our ancillary business lines. Furthermore, we added Audrey Hollingsworth to our Board of Directors. These individuals bring extensive experience from larger community and regional banks with a tremendous record of success.

The level of talent at Colony has never been higher, and we are excited to leverage this exceptional team of bankers to deliver outstanding results to our shareholders.

In Conclusion
2022 saw strong growth in our balance sheet, but our profitability did not meet the high standards we strive to achieve. While we made progress on initiatives that will help us achieve long-term performance goals, we have a sense of urgency for improving our financial performance. Uncertain economic conditions call for us to focus on the things that are in our control. Our primary focus for 2023 will be to improve earnings by reducing our expenses. We have the opportunity to capitalize on efficiencies gained through our investments in technology, as well as by right sizing our workforce for slower growth in the current economic climate. This focus on efficiency is well-timed, following a period of sustained growth and investment in technology and human capital, allowing us to operate more efficiently while still improving the customer experience.

Recently, shareholders and customers have been concerned about the potential impacts of the recent large bank failures. We believe these bank failures are isolated incidents and do not reflect the overall strength of the banking industry, and certainly are not representative of our financial strength and stability. Colony remains well-capitalized and well-positioned to serve our customers and community, and provide solid returns for our shareholders. We are taking this opportunity to set ourselves apart as a community bank with a business model focused on serving a broad and diverse customer base across a wide geographic area.

We appreciate your support and investment in Colony, and we thank you for the trust you place in us each day.

Mark H. Massee
Chairman of the Board

T. Heath Fountain
Chief Executive Officer and
Acting Chief Financial Officer






Clockwise:

Bo Hatcher, Financial Advisor, and **Becca Cook, Executive Assistant,** discuss the range of financial and investment solutions available through Colony Financial Advisors.

Nicole Guilford, Universal Banker, (Left) and **Eileen Monegro, Banking Center Manager,** (Right) walk a customer through the perks of their new Colony Bank checking account.

Patrick Williams, Mortgage Loan Originator, helps guide a first-time home buyer through the closing process.

Tommy Clark Colony's Regional President, (Right) pays a visit to longtime friend and customer, **Larry Glow, owner** of **Ivey's Outdoor & Farm Supply** (Left).

For us, building revenues starts with building relationships.

Our team members have always understood the distinction between banking services and banking service.

_____

To our people, banking transactions are never just transactional. Instead, we see every interaction as an opportunity to accentuate what makes Colony Bank distinctive: our commitment to personal service, to make-it-happen problem solving, and to each customer's success.

As a bank that has always been an integral part of the communities we serve, our relationships with customers grow naturally through a web of connections, from seeing each other in the grocery store to attending church together, being part of civic organizations together, and having children in schools or on sports teams together. We know our customers' needs because we know our customers. We ourselves are customers of their businesses. We are "right there with them."

While our relationships are frequently organic, we also know they must be attentively cultivated. Whether they meet us face to face, or contact us through our call center, our team members are oriented to make our customers feel at home and at ease, knowing that they are being served by someone who will go out of their way and then some to meet their needs. As we have learned, Colony Bank clients particularly appreciate having not just a banker but a trusted advisor by their side — someone they can turn to for consultative advice on all of their financial needs. Making it happen for others is what neighbors do. It is also what happens at a handful of banks where people understand the distinction between banking services and a call to serve — and infuse that understanding into their organizational culture.

Growth isn't just about numbers. It's about doing even more for our customers.

Living into our mantra means making it happen in new ways while making personal relationships even stronger.

In 2022, Colony Bank steadily grew in a number of ways. While only a few of those ways are visible on our bottom line, all contribute to the long-term financial growth of our enterprise.

We continue to expand our footprint, bringing Colony Bank's distinctive value proposition to new markets and more customers seeking what we have to offer. We are expanding the ways in



which we can meet the needs of our customers, including insurance, merchant services and treasury solutions. We continue to make investments that enable us to offer our customers the across-the-board resources of much larger banks, combined with local decision-making and leadership that the largest banks typically cannot deliver.

Even more important than systems and services, we continually invest in our team members, nurturing their professional growth within our organization and equipping the people who know our customers best to serve them even better.

As always, we continue to expand our outreach. We believe that our most essential banking interactions occur away from our desks and beyond our offices. They happen when we meet our customers where they are — at their businesses, on their farms, in their homes. They happen because our team members make it happen, rather than waiting passively for the phone to ring. In fact, because our bankers spend so much time in the field, many of their customer conversations take place by the side of a road, where they have pulled over to take a call. Why do we do much banking away from the bank? It's simple. Experience has taught us that revenue growth is an outgrowth of our concerted effort to know our customers profoundly and understand their needs.



Some banks try to keep pace with technology. We invest in setting it.

Why Colony Bank is making significant investments in systems that most customers will never see.

More than ever, the pace of technological change is accelerating. Colony Bank is changing along with it. Instead of simply keeping up, we are setting the pace by investing in the future. As the landscape shifts, we aim to be as nimble as possible in both anticipating and delivering what our customers need to operate their businesses, manage their wealth and finances, and meet their needs for convenience, flexibility and exceptional service.

In 2022 we embarked on a large-scale, long-term infrastructure project to build a proprietary data engine and a vast data warehouse. This ongoing effort, which will propel us into the next generation of digital banking, allows us to work with best-of-breed vendors to deliver systems and services customized to our parameters and Customer Relationship Management (CRM) system. These expanded, leading-edge capabilities in turn enhance our customers' experience, improve the flow of information, enable our team members to do more in less time, provide a clearer and more comprehensive picture of our customers, and make us much more nimble in an industry where information systems traditionally have been slow and rigid.



David Sanford, **IT Support Specialist,** (Left) and **Daniel Rentz,** **Chief Technology Officer,** (Right) prepare for an upcoming security update.



Tammie Sheppard, **Director of Compliance,** discusses new procedures to help keep our customers safe against fraud.

Most of these investments in technology are taking place behind the scenes. But they will pay dividends extending to all of our customers and team members for years to come.



"Mike Smith acted as an advisor for me when I was in a situation where I was unsure what to do. He has always been available when I needed him. I am so thankful for Mike and Colony Bank!"

Carol Forbes, Owner—Peoples
Hardware and Supplies Warehouse

"In 2022 we partnered with 10 rural hospitals throughout Georgia as part of the Georgia HEART Hospital Program. This program aims to help rural hospitals by increasing their funding and their ability to provide healthcare to many Georgians."







Beyond banking services, we serve our communities by donating our time, talents, and financial resources.

For nearly 50 years, we've been 'Right by Your Side'.

At Colony Bank, we believe in building strong relationships that extend beyond our customers. That's why we're dedicated to developing long-lasting community partnerships that help us nurture our local roots and support the homes of both our team members and customers. By using our time, talents, and resources, our team helps our communities thrive.

In 2022, our team members displayed their passion for serving others by dedicating 4,693 hours to volunteering for various community organizations. In addition to lending our time, we support our community partners through charitable contributions and event sponsorships. We recently donated $500,000 to 10 rural hospitals throughout our footprint as part of the Georgia HEART program. These donations will serve the needs of many deserving patients.

Another way we choose to give back is through youth development. In 2021, we created the Colony Leadership Academy, a program to encourage high school students to recognize their potential and develop their leadership skills. During the 11-month program, students join us for four sessions in different markets across the state to learn more about our communities, local businesses, and organizations. This unique program has exposed students to new career fields, equipped them with hands-on experiences, and allowed them to develop relationships with peers and leaders statewide.

At Colony Bank, we're proud to be a part of the communities we serve. We look forward to continuing that service as a community partner to make a lasting positive impact.

Board of Directors



Mark H. Massee (Chairman)

Mark H. Massee is the retired President of Massee Builders with which he was affiliated for 42 years. He is currently the Owner/Manager of MHM Properties and is Owner/President of Dorminy-Massee House, a bed and breakfast inn. Mr. Massee is the former mayor of Fitzgerald, Georgia. He has been a Director of the Company since February 2007 and was previously Vice Chairman of the Board. Mr. Massee has been serving as Chairman of the Board since June 2016.



Scott L. Downing

Scott L. Downing is the President of SDI Investments and President of Lowell Packing Company. He is very active in community affairs and currently serves as Chairman of the Dorminy Medical Center Foundation. Mr. Downing has also served as Ben Hill County Commissioner and Chairman of the ACCG for Economic Development and Transportation. Mr. Downing has been a Director of the Company since January 2012.



M. Frederick Dwozan Jr.

M. Frederick Dwozan, Jr. is the Owner, Chairman, and President of Hospice Care Options, I.V. Care Options, D & B Homecare, and Prescription Shop. These entities provide care to critically ill patients with home IV therapy, nutritional support, pain and disease management, hospice care, and medical equipment in 104 Georgia counties. Mr. Dwozan has been a Director of the Company since January 2012 and has served as Vice Chairman since June 2017.



T. Heath Fountain

T. Heath Fountain has served as Chief Executive Officer of Colony Bankcorp, Inc. since July 2018 and Acting Chief Financial Officer since January 2023. He also served as President of the Company from July 2018 until September 2022. Mr. Fountain is an experienced executive officer who brings significant public-company experience and market-area knowledge. Mr. Fountain previously served as the President and Chief Executive Officer of Planters First Bank and as Executive Vice President and Chief Financial Officer of Heritage Financial Group.



Audrey D. Hollingsworth

Audrey D. Hollingsworth currently serves as Vice President of People Services for Goodwill Industries of the Southern Rivers. She previously served as President of the Hollingsworth Group and Group Executive, Chief People Officer for Synovus Financial Corporation, where she led a 26-year banking career. Hollingsworth sits on the Board of Directors for the Development Authority Foundation Board, the University of Georgia's J.W. Fanning Institute for Leadership Development Advisory Board, among others. She is an alumna, Past President, and Chairman of Leadership Georgia.



Edward P. Loomis, Jr.

Edward P. Loomis, who served as President and Chief Executive Officer of Colony Bankcorp, Inc. from May 2012 until his retirement in July 2018, is an experienced executive officer with nearly 50 years of banking experience. He served as President and Chief Executive Officer of Atlantic Southern Bank from 2009 to 2011 and First Macon Bank & Trust from 1987 to 1998, both based in Macon, Georgia. Mr. Loomis has been a Director of the Company since May 2012.



Meagan M. Mowry

Meagan M. Mowry is the co-founder and co-owner of Simcoe Investments and its development and construction subsidiaries, Homes of Integrity Construction and Integrity Real Estate. Ms. Mowry entered the real estate industry in 2004 and is a licensed real estate agent through the Savannah Board of Realtors. She currently serves as a board member for the Sales and Marketing Council of the Savannah Home Builders Association and has been a Director of the Company since March 2019.



Matthew D. Reed

Matthew D. Reed is the owner and Chief Executive Officer of Georgia CEO, a network of local websites focused on the business communities across Georgia. Mr. Reed serves on the Board of Governors for the Georgia Chamber of Commerce and sits on the UGA Small Business Development Center's State Advisory Board. He has served as an Advisory Board Member of the Colony Bank Albany office since December 2018 and has been a Director of the Company since March 2019.



Jonathan W.R. Ross

Jonathan W.R. Ross has served as President of Ross Construction Company, a heavy highway commercial construction company, for the past 20 years. He previously served as a Director of the Colony Bank Worth charter until the merger in 2008 and presently serves as an Advisory Board Member of the Colony Bank Sylvester office since 2008. Mr. Ross has been a Director of the Company since May 2007.



Brian D. Schmitt

Brian D. Schmitt has served as Executive Vice Chairman of the Board and a Director of the Company since August 2021. Prior to this, Mr. Schmitt served as President and Chief Executive Officer of SouthCrest Financial Group, Inc. and SouthCrest Bank until its merger with the Company. Mr. Schmitt has 40 years of banking experience and has held many other executive leadership positions with other banks, including The PrivateBank, Premier Bank and Heritage Financial Group.



Harold W. Wyatt, III

Harold W. Wyatt, III has been involved in the commercial real estate industry since 1994 and is the founder of Wyatt Capital, LLC and Wyatt Realty Company, LLC. Mr. Wyatt has previously served on the Board of Directors for Darlington School, Trinity School, and Peachtree Golf Club. He was elected to the SouthCrest board in 2010 and served as Chairman of the Board of Directors of SouthCrest Financial Group, Inc. beginning in 2018 until its merger with Colony in August 2021. He has served as a Director of the Company since August 2021.

Executive Officers

T. Heath Fountain
*Chief Executive Officer and
Acting Chief Financial Officer*

Roy D. Copeland, Jr.
President

Edward L. Bagwell, III
*Executive Vice President/General
Counsel/Chief Risk Officer*

Leonard H Bateman, Jr.
*Executive Vice President/
Chief Credit Officer*

Kimberly C. Dockery
*Executive Vice President/
Chief of Staff*

Brian Schmitt
*Executive Vice President/
Executive Vice Chairman*

  

Bagwell   Bateman   Copeland

  

Dockery   Fountain   Schmitt

Market and Division Leaders

Jason Barnes
President/Colony Insurance

Steven Bernaski
*President of Marine &
RV Lending*

Stephen Browning
Market President/Eastman

Ed Canup
*Chief Revenue Officer & President
of Banking Solutions*

Tommy Clark
Regional President/Southwest

Darren Davis
*President/Small Business
Specialty Lending*

Mike Davis
President/Community Banking

Warren Giardina
*SVP, Central Alabama Market
Executive, Corporate Banking*

Jeffrey Hester
Market President/Cordele

Hugh Hollar
President/Home Builder Finance

Drew Hulsey
Regional President/Coastal

Jesse Kight
President/Mortgage Division

Jamie Knight
Market President/Leesburg

Joe Little
Market President/LaGrange

Chris McLaughlin
Market President/Augusta

Scott Miller
Regional President/SE Central

Jason Morris
*Regional President/
West Central Region*

Cole Posey
Market President/Moultrie

Steve Raines
SVP, Director Merchant Services

Kirk Scott
Regional President/Mid-State

Judd Skinner
Market President/Statesboro

Mike Smith
Market President/Fitzgerald

Justin Truelove
Director of Healthcare Lending

Michael Washburn
President/Corporate Banking

Mike Welch
Market President/Columbus

Richard Welch
Market President/Valdosta

David Wilson
Market President/Macon

Nic Worthy
Market President/Rochelle

    

Barnes   Bernaski   Browning   Canup   Clark

    

D. Davis   M. Davis   Giardina   Hester   Hollar

    

Hulsey   Kight   Knight   Little   McLaughlin

    

Miller   Morris   Posey   Raines   Scott

    

Skinner   Smith   Truelove   Washburn   M. Welch

  

R. Welch   Wilson   Worthy

Locations, as of March 31, 2023

Albany
2900 Old Dawson Rd
Albany, GA 31721
(229) 430-8080

Ashburn
515 E Washington Ave
Ashburn, GA 31714
(229) 567-4383

Athens
Loan Production Office
1586 Mars Hill Rd
Suite C
Watkinsville, GA 30677
(478) 273-3199 Ext. 4111

Atlanta
780 Johnson Ferry Rd NE
Suite 625
Sandy Springs GA, 30342
(800) 873-6404

Augusta
Loan Production Office
1201 Town Park Lane
Evans, GA 30809
(706) 294-4682

Broxton
401 Alabama St North
Broxton, GA 31519
(912) 359-2351

Cedartown
967 North Main Street
Cedartown, GA 30125
(678) 747-5200

Canton
Loan Production Office
341 E Main St
Canton, GA 30114
229-426-6000 ext. 6174

Centerville
200 Gunn Rd
Centerville, GA 31028
(478) 953-1010

Chickamauga
12691 North Highway 27
Chickamauga, GA 30707
(706) 375-3112

Columbus
1581 Bradley Park Dr
Columbus, GA 31904
(706) 571-6419

Covington
*Small Business
Specialty Lending* -
Loan Production Office
10115 Crown Ridge
Drive, Suite 103
Covington, Ga 30014
(470) 207-3376

Cordele
1031 E 24th Ave
Cordele, GA 31015
(229) 271-2100

Douglas
625 Ward St W
Douglas, GA 31533
(912) 384-3100

Eastman
5510 Oak St
Eastman, GA 31023
(478) 374-4739

Fayetteville
741 West Lanier Avenue
Fayetteville, GA 30214
(678) 783-4111

Fitzgerald
Corporate Office
115 South Grant St
Fitzgerald, GA 31750
(229) 426-6000

302 South Main St
Fitzgerald, GA 31750
(229) 423-5446

LaGrange
101 Calumet Center Rd
LaGrange, GA 30241
(706) 884-6000

Leesburg
137 Robert B Lee Dr
Leesburg, GA 31763
(229) 759-2800

Macon
Loan Production Office
1515 Bass Road Suite E
Macon, GA 31210
(478) 845-4430

1412 Bass Road
Macon, GA 31210
(Opening 2023)

Manchester
406 West Main Street
Manchester, GA 31816
(706) 846-8471

Moultrie
621 Veterans Pkwy N
Moultrie, GA 31788
(229) 985-1380

Pooler
Loan Production Office
138 Canal Street
Suite 204
Pooler, GA 31322
(912) 927-1277



● Branch locations
● Loan Production Office

Macon

Columbus

Savannah

Fitzgerald

Albany

Valdosta

Now serving
Birmingham and Huntsville
(not represented on map)

Quitman
602 E Screven St
Quitman, GA 31643
(229) 263-7538

Rockmart
131 West Elm Street
Rockmart, GA 30153
(770) 684-1919

Rochelle
920 1st Ave
Rochelle, GA 31079
(229) 365-7871

Savannah
Hwy 17 Office
5987 Ogeechee Rd
Savannah, GA 31419
(912) 927-1277

7011 Hodgson Memorial Dr
Savannah, GA 31406
(912) 303-9449

Loan Production Office
241 Drayton Street
Savannah, GA 31401
(912) 454-2479

Statesboro
104 Springhill Drive
Statesboro, GA 30458
(912) 225-1460

Sylvester
601 N Main St
Sylvester, GA 31791
(229) 776-7641

Thomaston
108 South Church Street
Thomaston, GA 30286
(706) 938-3151

Tifton
104 2nd St W
Tifton, GA 31794
(229) 386-2265

Valdosta
3774 Old US Hwy 41 N
Valdosta, GA 31602
(229) 241-9900

Warner Robins
1290 S. Houston Lake Rd
Warner Robins, GA 31088
(478) 987-1009

Financial Section

Colony Bankcorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and, assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors," and elsewhere in this Annual Report on Form 10-K, may cause actual results to differ materially from those projected in the forward-looking statements. We assume no obligation to update any of these forward-looking statements

The Company

Colony Bankcorp, Inc. is a bank holding company headquartered in Fitzgerald, Georgia that provides, through its wholly-owned subsidiary Colony Bank (collectively referred to as the Company), a broad array of products and services throughout central, south and coastal Georgia markets. The Company offers commercial, consumer and mortgage banking services.

Recent Developments

The Company paid dividends to its shareholders throughout 2022 and 2021 on a quarterly basis. In 2022, we had a quarterly dividend of $0.1075 per share of common stock and in 2021, we had a quarterly dividend of $0.1025 per share of common stock.

On February 10, 2022, the Company completed a public offering of 3,848,485 shares of its common stock at a public offering price of $16.50 per share, with aggregate proceeds of approximately $63.5 million.

On May 20, 2022, the Company completed a private placement of $40 million in fixed-to-floating rate subordinated notes due 2032 (the "Notes"). The Notes will bear a fixed rate of 5.25% for the first five years and will reset quarterly thereafter to then current three-month Secured Overnight Financing Rate, as published by the Federal Reserve Bank of New York, plus 265 basis points for the five-year floating term. The Company is entitled to redeem the Notes, in whole or in part, on any interest payment date on or after May 20, 2027, or at any time, in whole but not in part, upon certain other specified event. At December 31, 2022, $39.1 million of Notes, net of debt issuance costs were outstanding.

On October 20, 2022, the Board of Directors of the Company authorized a stock buyback program, under which the Company may repurchase up to $12 million of its outstanding common stock. Repurchases under this program may be made from time to time through open market purchases, privately negotiated transactions or such other manners as will comply with applicable laws and regulations. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. The buyback program does not obligate the Company to purchase any particular number of shares and there is no guarantee as to the exact number of shares that will be repurchased by the Company. The buyback program is intended to expire at the end of 2023 but may be suspended, modified or terminated by the Company at any time and for any reason, without prior notice. As of December 31, 2022, 40,000 shares had been repurchased at a price of $13.50, leaving $11.5 million available for future repurchases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation and Management Explanation of Non-GAAP Financial Measures

Our accounting and reporting policies conform to generally accepted accounting principles (GAAP) in the United States and prevailing practices in the banking industry. However, certain non-GAAP measures are used by management to supplement the evaluation of our performance. These include the fully-taxable equivalent measures: tax-equivalent net interest income, tax-equivalent net interest margin and tax-equivalent net interest spread, which include the effects of taxable-equivalent adjustments using a federal income tax rate of 14% and 19% to increase tax-exempt interest income to a tax-equivalent basis for the year ended December 31, 2022 and 2021, respectively. Tax-equivalent adjustments are reported in Notes 1 and 2 to the Average Balances with Average Yields and Rates table under Rate/Volume Analysis. Management believes that non-GAAP financial measures provide additional useful information that allows investors to evaluate the ongoing performance of the company and provide meaningful comparisons to its peers. Management believes these non-GAAP financial measures also enhance investors' ability to compare period-to-period financial results and allow investors and company management to view our operating results excluding the impact of items that are not reflective of the underlying operating performance.

Tax-equivalent net interest income, net interest margin and net interest spread.

Net interest income on a tax-equivalent basis is a non-GAAP measure that adjusts for the tax-favored status of net interest income from loans and investments. We believe this measure to be the preferred industry measurement of net interest income and it enhances comparability of net interest income arising from taxable and tax-exempt sources. The most directly comparable financial measure calculated in accordance with GAAP is our net interest income. Net interest margin on a tax-equivalent basis is net interest income on a tax-equivalent basis divided by average interest-earning assets on a tax-equivalent basis. The most directly comparable financial measure calculated in accordance with GAAP is our net interest margin. Net interest spread on a tax-equivalent basis is the difference in the average yield on average interest-earning assets on a tax equivalent basis and the average rate paid on average interest-bearing liabilities. The most directly comparable financial measure calculated in accordance with GAAP is our net interest spread.

These non-GAAP financial measures should not be considered alternatives to GAAP-basis financial statements, and other bank holding companies may define or calculate these non-GAAP measures or similar measures differently.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation of these performance measures to GAAP performance measures is included in the tables below.

Non-GAAP Performance Measures Reconciliation

(Dollars in thousands, except per share data)	Years Ended December 31,			
	2022		2021	
Operating noninterest expense reconciliation				
Operating net income reconciliation				
Net income (GAAP)	$	**19,542**	$	18,659
Acquisition-related expenses		**142**		4,617
Severance Costs		**1,346**		90
FHLB mark from called borrowings		**751**		—
Income tax benefit of expenses		**(298)**		(874)
Operating net income	$	**21,483**	$	22,492
Weighted average diluted shares		**17,191,079**		11,254,130
Adjusted earnings per diluted share	$	**1.25**	$	2.00
Tangible book value per common share reconciliation				
Book value per common share (GAAP)	$	**13.08**	$	15.92
Effect of goodwill and other intangibles		**(3.10)**		(4.41)
Tangible book value per common share	$	**9.98**	$	11.51
Tangible equity to tangible assets reconciliation				
Equity to assets (GAAP)		**7.84 %**		8.09 %
Effect of goodwill and other intangibles		**(1.74)%**		(2.11)%
Tangible equity to tangible assets		**6.10 %**		5.98 %
Operating efficiency ratio calculation				
Efficiency ratio (GAAP)		**77.34 %**		76.72 %
Severance Costs		**(1.16)**		—
Acquisition-related expenses		**(0.12)**		(4.51)
Writedown of bank premises		**—**		(0.09)
FHLB mark from called borrowings		**(0.65)**		—
Operating efficiency ratio		**75.40 %**		72.13 %
Pre-provision net revenue				
Net interest income before provision for credit losses	$	**80,625**	$	66,189
Noninterest income		**35,072**		36,290
		115,697		102,479
Noninterest expense		**89,475**		78,625
Pre-provision net revenue	$	**26,222**	$	23,854

Critical Accounting Policies and Estimates

The consolidated financial statements of Colony are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and follow general practices within the industry in which it operates. This preparation requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, actual results could differ from the estimates,

Management's Discussion and Analysis of Financial Condition and Results of Operations

assumptions and judgments reflected in the consolidated financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Estimates that are particularly susceptible to significant change include the valuation of loan acquisition transactions, as well as the determination of the allowance for loan losses and income taxes and, therefore, are critical accounting policies. In addition to the discussion that follows, the accounting policies related to these estimates are further described in Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements, under Part II, Item 8.

Business Combinations and Valuation of Loans Acquired in Business Combinations

We account for acquisitions under Financial Accounting Standards Board ("FASB") ASC Topic 805, Business Combinations, which requires the use of the acquisition method of accounting. Assets acquired and liabilities assumed in a business combination are recorded at the estimated fair value on their purchase date. As provided for under GAAP, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities, where it was not possible to estimate the acquisition date fair value upon consummation. Management finalized the fair values of acquired assets and assumed liabilities within this 12-month period and management currently considers such values to be the Day 1 Fair Values for the acquisition transactions.

In particular, the valuation of acquired loans involves significant estimates, assumptions and judgment based on information available as of the acquisition date. Loans acquired in a business combination transaction are evaluated either individually or in pools of loans with similar characteristics; including consideration of a credit component. A number of factors are considered in determining the estimated fair value of purchased loans including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, contractual interest rates compared to market interest rates, and net present value of cash flows expected to be received.

Allowance for Loan Losses

The allowance for loan losses is a critical accounting estimate that requires significant judgments and assumptions, which are inherently subjective. The use of different estimates or assumptions could have a significant impact on the provision for credit losses, allowance for loan losses, financial condition, and results of operations. The economic and business climate in any given industry or market is difficult to gauge and can change rapidly, and the effects of those changes can vary by borrower.

The allowance consists of specific, historical and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The historical component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. A general component is maintained to cover uncertainties that could affect management's estimate of probable losses. The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and historical losses in the portfolio. General valuation allowances are based on internal and external qualitative risk factors such as (1) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices, (2) changes in international, national, regional, and local conditions, (3) changes in the nature and volume of the portfolio and terms of loans, (4) changes in the experience, depth, and ability of lending management, (5) changes in the volume and severity of past due loans and other similar conditions, (6) changes in the quality of the organization's loan review system, (7) changes in the value of underlying collateral for collateral dependent loans, (8) the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and (9) the effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated net income and stockholders' equity could be affected if management's estimate of the allowance necessary to cover loan losses is subsequently materially different, requiring a change in the level of provision for loan losses to be recorded. While management uses currently available information to recognize losses on loans, future adjustments may be necessary based on newly received appraisals, updated commercial customer financial statements, rapidly deteriorating customer cash flow, and changes in economic conditions or forecasts that affect the Company's customers.

Income Taxes

The assessment of income tax assets and liabilities involves the use of estimates, assumptions, interpretation, and judgment concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings.

Colony files a consolidated federal income tax return and a combined state income tax return (both of which include Colony and its wholly owned subsidiaries). Accordingly, amounts equal to tax benefits of those companies having taxable federal losses or credits are reimbursed by the companies that incur federal tax liabilities. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed quarterly for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through provision for income tax expense. Valuation allowances are established when it is more likely than not that a portion of the full amount of the deferred tax asset will not be realized. In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Colony may also recognize a liability for unrecognized tax benefits from uncertainty in income taxes. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Penalties related to unrecognized tax benefits are classified as income tax expense.

Overview

The following discussion and analysis present the more significant factors affecting the Company's financial condition as of December 31, 2022 and 2021 and results of operations for each of the two year-periods ended December 31, 2022. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements, notes thereto and other financial information appearing elsewhere in this report.

Taxable-equivalent adjustments are the result of increasing income from tax-free loans and investments by an amount equal to the taxes that would be paid if the income were fully taxable based on a 14% federal tax rate for 2022 and a 19% federal rate for 2021, thus making tax-exempt yields comparable to taxable asset yields.

Dollar amounts in tables are stated in thousands, except for per share amounts.

Results of Operations

The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since market forces and economic conditions beyond the control of the Company determine interest rates, the ability to generate net interest income is dependent upon the Company's ability to obtain an adequate spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average interest-earning assets. Net income available to common shareholders totaled $19.5 million, or $1.14 per diluted shares in 2022, compared to $18.7 million, or $1.66 per diluted shares in 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is the Company's largest source of revenue, representing 63.7% of total revenue during 2022 and 61.9% of total revenue during 2021.

Net interest margin is the taxable-equivalent net interest income as a percentage of average interest-earning assets for the period. The level of interest rates and the volume and mix of interest-earning assets and interest-bearing liabilities impact net interest income and net interest margin.

The Company's loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, was 7.50% as of December 31, 2022 and 3.25% as of December 31, 2021. The Federal Reserve Board sets general market rates of interest, including the deposit and loan rates offered by many financial institutions. During 2022, the prime interest rate increased 4.25%. During 2021, the prime interest rate remained the same.

The following table presents the changes in taxable-equivalent net interest income and identifies the changes due to differences in the average volume of interest-earning assets and interest-bearing liabilities and the changes due to changes in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each. The Company's consolidated average balance sheets along with an analysis of taxable-equivalent net interest earnings are presented in the Rate/Volume Analysis.

Rate/Volume Analysis

The rate/volume analysis presented hereafter illustrates the change from year to year for each component of the taxable equivalent net interest income separated into the amount generated through volume changes and the amount generated by changes in the yields/rates.

	Changes From 2021 to 2022 [a]		
(Dollars in thousands)	Volume	Rate	Total
Interest income			
Loans, net of unearned fees	$ 16,231	$ (5,755)	$ 10,476
Investment securities, taxable	4,661	3,950	8,611
Investment securities, exempt	1,033	53	1,086
Interest-bearing deposits	(101)	774	673
Total interest income	21,824	(978)	20,846
Interest expense			
Interest-Bearing Demand and Savings Deposits	329	1,789	2,118
Time Deposits	407	750	1,157
Federal funds purchased	—	54	54
FHLB Advances	729	1,144	1,873
Paycheck Protection Program Liquidity Facility ("PPPLF")	(93)	—	(93)
Other Borrowings	626	733	1,359
Total interest expense	1,998	4,470	6,468
Net interest income	$ 19,826	$ (5,448)	$ 14,378

(a) Changes in net interest income for the periods, based on either changes in average balances or changes in average rates for interest-earning assets and interest-bearing liabilities, are shown on this table. During each year there are numerous and simultaneous balance and rate changes; therefore, it is not possible to precisely allocate the changes between balances and rates. For the purpose of this table, changes that are not exclusively due to balance changes or rate changes have been attributed to rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company maintains about 11.66% of its loan portfolio in adjustable rate loans that reprice with prime rate changes, while approximately half of its other loans mature within 5 years. The liabilities to fund assets are primarily in non-maturing core deposits and short-term certificates of deposit that mature within one year. During 2022, Federal Reserve rates increased 425 basis points. The Federal Reserve rates remained the same in 2021. We have seen the net interest margin decrease to 3.20% for 2022, compared to 3.39% for 2021 primarily due to increased deposit rates along with an increase in borrowings.

Taxable-equivalent net interest income for 2022 increased by $14.4 million or 21.6%, compared to 2021, due to increases in loan volume and purchases of investment securities, offset by increases in deposit rates and increases in borrowings to fund loan growth. The average volume of interest-earning assets during 2022 increased $568.8 million compared to 2021, primarily related to increases in loans and securities.. The total yield on interest-earning assets remained consistent year over year with decreases in loans related to fees recognized on PPP loans in 2021 which was offset with increases in the investment portfolio during 2022.

The average volume of loans increased $318.9 million in 2022 compared to 2021, which primarily reflects organic loan growth. The average yield on loans decreased by 38 basis points in 2022 compared to 2021, primarily due to the decrease of $4.9 million in PPP loan fees. The average volume of interest-bearing deposits increased $438.1 million in 2022 compared to 2021. Average savings and interest-bearing demand deposits increased $365.4 million and average time deposits increased $72.7 million in 2022 compared to 2021.

Accordingly, the ratio of average interest-bearing deposits to total average deposits was 76.23% in 2022 and 75.32% in 2021. For 2022, this deposit mix, combined with an increase in interest rates, had the effect of increasing the average cost of total deposits by 13 basis points in 2022 compared to 2021. The Company used borrowings to fund loan growth during 2022. The funds borrowed in 2022 were at higher interest rates and were a contributing factor in the increase of 26 basis points in total other interest-bearing liabilities in 2022 compared to 2021.

The Company's net interest spread, which represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities, decreased to 3.07% in 2022 from 3.32% in 2021 and was also a result of deposit rate increases and an increase in borrowings, along with the decrease in loan yields due to the PPP loan fee decrease noted above. The net interest spread, as well as the net interest margin, will be impacted by future changes in short-term and long-term interest rate levels, as well as the impact from the competitive environment. A discussion of the effects of changing interest rates on net interest income is set forth in "Market Risk and Interest Rate Sensitivity" included elsewhere in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Average Balance Sheets

	2022			2021		
	Average Balances	**Income/ Expense**	**Yields/ Rates**	Average Balances	Income/ Expense	Yields/ Rates
(Dollars in thousands)						
Assets						
Loans, net of unearned fees [1]	**$ 1,505,792**	**$ 70,856**	**4.71%**	$ 1,186,919	$ 60,380	5.09%
Investment securities, taxable	**820,356**	**17,954**	**2.19**	547,793	9,343	1.71
Investment securities, exempt [2]	**116,154**	**2,247**	**1.93**	61,476	1,161	1.89
Deposits in banks and short term investments	**91,825**	**887**	**0.97**	169,188	214	0.13
Total interest-earning assets	**2,534,127**	**91,944**	**3.63%**	1,965,376	71,098	3.62%
Total noninterest-earning assets	**215,723**			135,916		
Total assets	**$ 2,749,850**			$2,101,292		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Savings and interest-bearing demand deposits	**$ 1,439,234**	**3,047**	**0.21%**	$ 1,073,824	929	0.09%
Time deposits	**370,375**	**2,829**	**0.76**	297,704	1,672	0.56
Total interest-bearing deposits	**1,809,609**	**5,876**	**0.32**	1,371,528	2,601	0.19
Federal funds purchased	**2,835**	**54**	**1.89**	—	—	—
FHLB advances [3]	**71,690**	**2,564**	**3.58**	34,849	691	1.98
Paycheck Protection Program Liquidity Facility	**—**	**—**	**—**	25,546	93	0.36
Other borrowings	**52,872**	**2,371**	**4.48**	32,686	1,012	3.10
Total other interest-bearing liabilities	**127,397**	**4,989**	**3.92**	93,081	1,796	1.93
Total interest-bearing liabilities	**1,937,006**	**10,865**	**0.56%**	1,464,609	4,397	0.30%
Noninterest-bearing demand deposits	**564,322**			449,445		
Other liabilities	**12,173**			11,195		
Stockholders' equity	**236,349**			176,043		
Total liabilities and stockholders' equity	**$ 2,749,850**			$2,101,292		
Interest rate spread			**3.07%**			3.32%
Net interest income		**$ 81,079**			$ 66,701	
Net interest margin			**3.20%**			3.39%

(1) [1]The average balance of loans includes the average balance of nonaccrual loans. Income on such loans is recognized and recorded on the cash basis. Taxable-equivalent adjustments totaling $139,000 and $268,000 for the year ended December 31, 2022 and 2021, respectively, are included in income and fees on loans. Accretion income of $590,000 and $470,000 for the year ended December 31, 2022 and 2021are also included in income and fees on loans.

(2) Taxable-equivalent adjustments totaling $315,000 and $244,000 for the year ended December 31, 2022 and 2021, respectively, are included in tax-exempt interest on investment securities.

(3) Federal Home Loan Bank advances interest expense includes $751,000 for the year ended December 31, 2022 and is the recognized mark on two advances that were acquired in the SouthCrest Financial Group, Inc. acquisition that were called early.

Provision for Loan Losses

The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which, in management's best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for loan losses totaled $3.4 million in 2022 compared to $700,000 in 2021. See the section captioned "Allowance for Loan Losses" elsewhere in this discussion for further analysis of the provision for loan losses. The increase in provision for loan losses for the year ended December 31, 2022 compared to 2021 is largely due to the loan growth the Bank experienced during 2022. See the sections captioned

Management's Discussion and Analysis of Financial Condition and Results of Operations

"Loans" and "Allowance for Loan Losses" elsewhere in this discussion for further analysis of the provision for loan losses. Net charge-offs for the year ended December 31, 2022 were $152,000 compared to net recoveries of $83,000 for the same period in 2021. As of December 31, 2022, Colony's allowance for loan losses was $16.1 million, or 0.93% of total loans, compared to $12.9 million, or 0.96% of total loans, at December 31, 2021. At December 31, 2022 and 2021, nonperforming assets were $6.4 million and $5.8 million, or 0.22% and 0.21% of total assets, respectively, with asset quality remaining stable period over period.

Noninterest Income

The components of noninterest income were as follows:

(Dollars in thousands)	2022	2021	$ Variance	% Variance
Service charges on deposit accounts	$ 7,875	$ 6,213	$ 1,662	26.76%
Mortgage fee income	8,550	13,213	(4,663)	(35.29)
Gain on sales of SBA loans	6,216	7,547	(1,331)	(17.64)
Gain (loss) on sales of securities	(82)	(87)	5	(5.80)
Interchange fees	8,381	6,929	1,452	20.95
BOLI income	1,313	1,041	272	26.09
Other	2,819	1,434	1,385	96.62
Total	$ 35,072	$ 36,290	$ (1,218)	(3.36)%

Noninterest income decreased $1.2 million, or 3.36% from 2021. The Company saw decreases in mortgage fee income and gain on sale of SBA loans, offset by increases in interchange fees, and service charges on deposit accounts. The decrease in mortgage fee income was a result of adjustable rate portfolio loan products becoming more attractive as mortgage rates began to rise. As our production efforts shifted more toward this adjustable rate portfolio, our secondary market production and thus the gain on sales of SBA loans also decreased. The increase in mortgage rates was partially attributable to the 425 basis point increase in the national federal funds rate during 2022. The increase of $1.5 million in interchange fees was primarily a result of the continued success with both the MasterCard and Discover card programs. The increase of $1.7 million in service charges on deposit accounts can be attributed to our strong retail banking center footprint and our ability to continue to grow core deposits coupled with a reduction in NSF fee refunds.

Noninterest Expense

The components of noninterest expense were as follows:

(Dollars in thousands)	2022	2021	$ Variance	% Variance
Salaries and employee benefits	$ 52,809	$ 45,596	$ 7,213	15.82%
Occupancy and equipment	6,534	6,149	385	6.27
Acquisition related expenses	142	4,617	(4,475)	(96.92)
Information technology	9,947	7,673	2,274	29.64
Professional Fees	3,432	2,750	682	24.80
Advertising and public relations	3,664	2,705	959	35.47
Communications	1,602	1,373	229	16.69
Writedown of building	—	90	(90)	(100.00)
Other	11,345	7,672	3,673	47.88
Total	$ 89,475	$ 78,625	$ 10,850	13.80%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Increases in salaries and employee benefits, information technology expenses and other expenses accounted for the majority of the increase in noninterest expense, offset by a decrease in acquisition related expenses. The increase in salaries and employee benefits of $7.2 million in 2022 was primarily attributable to the salary and employee expenses from the additional employees from the SouthCrest Financial Group, Inc. and insurance acquisitions completed in the last half of 2021, as well as an increase in restricted stock expense related to restricted stock awards issued to employees. The expense is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period. Information technology expenses increased $2.3 million primarily due to the Company's additional processing needs from growth, as well as implementation of new software. Other noninterest expense increased due to increases in FDIC insurance premiums, amortization of expense of intangibles and servicing rights valuations and a donation related to a $500,000 contribution to a Georgia tax credit program with local hospitals. These increases were partially offset by a decrease in acquisition related expenses of $4.5 million from expenses incurred with the acquisition of SouthCrest Financial Group, Inc. and insurance acquisitions that occurred in 2021.

Sources and Uses of Funds

The following table illustrates, during the years presented, the mix of the Company's funding sources and the assets in which those funds are invested as a percentage of the Company's average total assets for the period indicated. Average assets totaled $2.7 billion in 2022 compared to $2.1 billion in 2021.

(Dollars in thousands)	2022		2021	
Sources of Funds:				
Noninterest-bearing deposits	$ 564,322	20.52%	$ 449,445	21.39%
Interest-bearing deposits	1,809,609	65.81%	1,371,528	65.27
FHLB advances	71,690	2.61%	34,849	1.66
Federal funds purchased	2,835	0.10%	—	0.00
PPPLF	—	—%	25,546	1.22
Other borrowings	52,872	1.92%	32,685	1.56
Other noninterest-bearing liabilities	12,173	0.44%	11,196	0.53
Equity capital	236,349	8.60%	176,043	8.37
Total	$2,749,850	100.00%	$2,101,292	100.00%
Uses of Funds:				
Loans held for sale and loans	$1,505,792	54.76%	$1,186,919	56.49%
Investment securities	936,510	34.06%	609,269	28.99%
Deposits in banks and short term investments	91,825	3.34%	169,188	8.05
Other noninterest-bearing assets	215,723	7.84%	135,916	6.47
Total	$2,749,850	100.00%	$2,101,292	100.00%

Deposits continue to be the Company's primary source of funding. Over the comparable periods, interest-bearing deposits continues to be the largest component of the Company's mix of deposits. Average interest-bearing deposits totaled 76.2% in 2022 compared to 75.3% of total average deposits in 2021.

The Company primarily invests funds in loans and securities. Loans continue to be the largest component of the Company's mix of invested assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans

The following table presents the composition of the Company's loan portfolio as of December 31 for the past five years.

(Dollars in thousands)	2022	2021	2020	2019	2018
Construction, land & land development	$ 229,435	$ 165,446	$ 121,093	$ 96,097	$ 60,310
Other commercial real estate	975,447	787,392	520,391	540,239	435,961
Total commercial real estate	1,204,882	952,838	641,484	636,336	496,271
Residential real estate	290,054	212,527	183,021	194,796	187,592
Commercial, financial & agricultural	223,923	154,048	213,380	114,360	74,166
Consumer & other	18,247	18,564	21,618	23,322	23,497
Total loans, net of unearned fees	1,737,106	1,337,977	1,059,503	968,814	781,526
Allowance for loan losses	(16,128)	(12,910)	(12,127)	(6,863)	(7,277)
Loans, net	$ 1,720,978	$1,325,067	$1,047,376	$ 961,951	$ 774,249

Maturity and Repricing Opportunity

The following table presents total loans as of December 31, 2022 according to maturity distribution and/or repricing opportunity on adjustable rate loans.

(Dollars in thousands)	One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
Construction, land & land development	$ 112,010	$ 51,254	$ 43,165	$ 23,006	$ 229,435
Other commercial real estate	80,789	381,248	466,351	47,059	975,447
Total commercial real estate	192,799	432,502	509,516	70,065	1,204,882
Residential real estate	36,909	78,586	114,471	60,088	290,054
Commercial, financial & agricultural	51,680	115,116	50,449	6,678	223,923
Consumer & other	4,336	12,537	1,374	—	18,247
Total loans, net of unearned fees	285,724	638,741	675,810	136,831	1,737,106

Overview. Loans totaled $1.7 billion at December 31, 2022, up 29.8% from $1.3 billion at December 31, 2021. The majority of the Company's loan portfolio is comprised of real estate loans. Commercial and residential real estate which is primarily 1-4 family residential properties, nonfarm nonresidential properties and real estate construction loans made up 86.1% and 87.1% of total loans at December 31, 2022 and December 31, 2021, respectively. Commercial, financial and agriculture loans represents 12.9% of the loans at December 31, 2022, up from 11.5% at December 31, 2021 despite the decrease in PPP loan balances from $9.0 million at December 31, 2021 to $95,000 at December 31, 2022.

Loan origination/risk management. In accordance with the Company's decentralized banking model, loan decisions are made at the local bank level. The Company utilizes both an Executive Loan Committee and a Director Loan Committee to assist lenders with the decision making and underwriting process of larger loan requests. Due to the diverse economic markets served by the Company, evaluation and underwriting criterion may vary slightly by market. Overall, loans are extended after a review of the borrower's repayment ability, collateral adequacy, and overall credit worthiness.

Commercial purpose, commercial real estate, and agricultural loans are underwritten similarly to how other loans are underwritten throughout the Company. The properties securing the Company's commercial real estate portfolio are diverse in terms of type and geographic location. In addition, the Company restricts total loans to $10 million per borrower, subject to exception and approval by the Director Loan Committee. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management monitors and evaluates commercial real estate loans monthly based on collateral, geography, and risk grade criteria. The Company also utilizes information provided by third-party agencies to provide additional insight and guidance about economic conditions and trends affecting the markets it serves.

The Company extends loans to builders and developers that are secured by non-owner occupied properties. In such cases, the Company reviews the overall economic conditions and trends for each market to determine the desirability of loans to be extended for residential construction and development. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim mini-perm loan commitment from the Company until permanent financing is obtained. In some cases, loans are extended for residential loan construction for speculative purposes and are based on the perceived present and future demand for housing in a particular market served by the Company. These loans are monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and trends, the demand for the properties, and the availability of long-term financing.

The Company originates consumer loans at the bank level. Due to the diverse economic markets served by the Company, underwriting criterion may vary slightly by market. The Company is committed to serving the borrowing needs of all markets served and, in some cases, adjusts certain evaluation methods to meet the overall credit demographics of each market. Consumer loans represent relatively small loan amounts that are spread across many individual borrowers to help minimize risk. Additionally, consumer trends and outlook reports are reviewed by management on a regular basis.

The Company utilizes an independent third-party company for loan review and validation of the credit risk program on an ongoing quarterly basis. Results of these reviews are presented to management and the audit committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Commercial, financial and agricultural. Commercial, financial and agricultural loans at December 31, 2022 increased by $69.9 million, or 45.4% to $223.9 million from December 31, 2021 at $154.0 million. This increase was related to organic growth of commercial and industrial loans. The Company's commercial, financial and agricultural loans are a diverse group of loans to small, medium and large businesses. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment. These agricultural lines typically reduce in size at year end as crops are sold. While some short-term loans may be made on an unsecured basis, most are secured by the assets being financed with collateral margins that are consistent with the Company's loan policy guidelines.

Construction, land and land development. Construction, land and land development loans increased by $64.0 million, or 38.7%, at December 31, 2022 to $229.4 million from $165.4 million at December 31, 2021. This increase was primarily attributable to organic growth of consumer residential construction loans.

Other commercial real estate. Other commercial real estate loans increased by $188.1 million, or 23.9%, at December 31, 2022 to $975.4 million from $787.4 million at December 31, 2021. This increase was primarily attributable to similar levels of organic growth in both owner occupied and non-owner occupied commercial real estate.

Residential Real Estate Loans. Residential real estate loans increased by $77.5 million or 36.5%, at December 31, 2022 to $290.1 million from $212.5 million at December 31, 2021. This increase was attributable to growth of portfolio 1-4 family residential real estate loans. Residential real estate loans consist of revolving, open-end and closed-end loans as well as those secured by closed-end first and junior liens.

Consumer and other. Consumer and other loans include loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer and other loans at December 31, 2022 decreased $317,000 or 1.7% to $18.2 million from $18.6 million at December 31, 2021. This decrease was primarily attributable to payoffs and amortization of the portfolio.

Industry concentrations. As of December 31, 2022 and December 31, 2021, there were no concentrations of loans within any single industry in excess of 10% of total loans, as segregated by Standard Industrial Classification code ("SIC code"). The SIC code is a federally designed standard industrial numbering system used by the Company to categorize loans by the borrower's type of business. The Company has established industry-specific guidelines with respect to maximum loans permitted for each industry with which the Company does business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Collateral concentrations. Concentrations of credit risk can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries, or certain geographic regions. The Company has a concentration in real estate loans as well as a geographic concentration that could pose an adverse credit risk. At December 31, 2022, approximately 86.1% of the Company's loan portfolio was concentrated in loans secured by real estate. A substantial portion of borrowers' ability to honor their contractual obligations is dependent upon the viability of the real estate economic sector. In addition, a large portion of the Company's foreclosed assets are also located in these same geographic markets, making the recovery of the carrying amount of foreclosed assets susceptible to changes in market conditions. Management continues to monitor these concentrations and has considered these concentrations in its allowance for loan loss analysis. In recent years, we have seen real estate values stabilizing in our markets. The stabilization of rates has resulted in a decrease in the number of loans being classified as impaired over the past several years.

Large credit relationships. The Company currently operates 34 branches in north, central, south and coastal Georgia and includes metropolitan markets in Forsyth, Fulton, Fayette, Dougherty, Lowndes, Houston, Chatham and Muscogee counties. As a result, the Company originates and maintains large credit relationships with several commercial customers in the ordinary course of business. The Company considers large credit relationships to be those with commitments equal to or in excess of $5.0 million prior to any portion being sold. Large relationships also include loan participations purchased if the credit relationship with the agent is equal to or in excess of $5.0 million. In addition to the Company's normal policies and procedures related to the origination of large credits, the Company's Executive Loan Committee and Director Loan Committee must approve all new and renewed credit facilities which are part of large credit relationships. At December 31, 2022, our largest 20 relationships consisted of loans and loan commitments, where the total committed balance was $327.2 million with $227.2 million outstanding. At December 31, 2021, our largest 20 relationships had total committed balance of $203.6 million with $160.6 million outstanding.

Maturities and sensitivities of loans to changes in interest rates. The following table presents the maturity distribution of the Company's loans at December 31, 2022. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the prime rate.

(Dollars in thousands)	Due in One Year or Less	After One but Within Five Years	After Five years but Within Fifteen Years	After Fifteen Years	Total
Loans with fixed interest rates:					
Construction, land & land development	$ 104,164	$ 50,117	$ 29,597	$ 23,006	$ 206,884
Other commercial real estate	59,734	354,610	464,102	47,059	925,505
Total commercial real estate	163,898	404,727	493,699	70,065	1,132,389
Residential real estate	9,332	52,745	66,830	60,063	188,970
Commercial, financial & agricultural	36,999	101,124	50,449	6,678	195,250
Consumer & other	4,025	12,480	1,374	—	17,879
Total loans with fixed interest rates, net of unearned fees	214,254	571,076	612,352	136,806	1,534,488
Loans with floating interest rates:					
Construction, land & land development	7,846	1,137	13,568	—	22,551
Other commercial real estate	21,055	26,638	2,249	—	49,942
Total commercial real estate	28,901	27,775	15,817	—	72,493
Residential real estate	27,577	25,841	47,641	25	101,084
Commercial, financial & agricultural	14,681	13,992	—	—	28,673
Consumer & other	311	57	—	—	368
Total loans with floating interest rates, net of unearned fees	71,470	67,665	63,458	25	202,618
Total loans, net of unearned fees	$ 285,724	$ 638,741	$ 675,810	$ 136,831	$ 1,737,106

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Company's best interest. In such instances, the Company generally requires payment of accrued interest and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal.

Nonperforming Assets and Potential Problem Loans

Asset quality experienced some recovery during the year ended December 31, 2022, as the level of disruption caused by the economic impact of COVID-19 subsided in 2022, and nonperforming loans to total loans remained stable and levels of criticized and classified loans decreased. Nonperforming assets include nonaccrual loans, accruing loans contractually past due 90 days or more, repossessed personal property and other real estate owned ("OREO"). Nonaccrual loans totaled $5.7 million at December 31, 2022, an increase of $257,000, or 4.7%, from $5.4 million at December 31, 2021. There were no loans contractually past due 90 days or more and still accruing for either period presented. At December 31, 2022, OREO totaled $651,000, an increase of $370,000, or 131.7%, compared with $281,000 at December 31, 2021. The change in OREO is a combination of a donation of a property worth $35,000 and an asset addition of $405,000. At the end of the year ended December 31, 2022, total nonperforming assets as a percentage of total assets increased to 0.22% compared with 0.21% at December 31, 2021.

Year-end nonperforming assets and accruing past due loans were as follows:

(Dollars in thousands)	**2022**	2021	2020
Loans accounted for on nonaccrual	**$ 5,706**	$ 5,449	$ 9,128
Loans accruing past due 90 days or more	**—**	—	—
Other real estate foreclosed	**651**	281	1,006
Repossessed assets	**—**	49	30
Total nonperforming assets	**$ 6,357**	$ 5,779	$ 10,164
Nonperforming loans by segment			
Construction, land & land development	**$ 149**	$ 31	$ 197
Commercial real estate	**1,509**	837	4,613
Residential real estate	**2,686**	3,839	2,958
Commercial, financial & agricultural	**1,341**	708	1,065
Consumer & other	**21**	34	295
Total nonperforming loans	**$ 5,706**	$ 5,449	$ 9,128
Nonperforming assets as a percentage of:			
Total loans, other real estate and foreclosed assets	**0.37%**	0.43%	0.96%
Total assets	**0.22%**	0.21%	0.58%
Nonperforming loans as a percentage of:			
Total loans	**0.33%**	0.41%	0.86%
Supplemental data:			
Trouble debt restructured loans in compliance with modified terms [1]	**$ 7,378**	$ 7,326	$ 12,320
Trouble debt restructured loans			
Past due 30-89 days [1]	**—**	—	273
Accruing past due loans:			
30-89 days past due [1]	**$ 1,793**	$ 4,567	$ 3,092
90 or more days past due	**—**	—	—
Total accruing past due loans	**$ 1,793**	$ 4,567	$ 3,092
Allowance for loan losses	**$ 16,128**	$ 12,910	$ 12,127
Allowance for loan losses as a percentage of:			
Total loans	**0.93%**	0.96%	1.14%
Nonperforming loans	**282.65**	236.92	132.85

(1) Loans granted payment deferrals related to the COVID-19 pandemic are not reported as past due or placed on nonaccrual status (provided the loans were not past due or on nonaccrual status prior to the deferral), and there were no loans under these terms deemed past due or nonaccrual as of December 31, 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming assets include nonaccrual loans, loans past due 90 days or more, foreclosed real estate, repossessed assets and nonaccrual securities. Nonperforming assets at December 31, 2022 increased 10.0% from December 31, 2021, as a result of the small increase in nonaccrual loans and other real estate owned property.

Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. Loans to a customer whose financial condition has deteriorated are considered for nonaccrual status whether or not the loan is 90 days or more past due. For consumer loans, collectability and loss are generally determined before the loan reaches 90 days past due. Accordingly, losses on consumer loans are recorded at the time they are determined. Consumer loans that are 90 days or more past due are generally either in liquidation/payment status or bankruptcy awaiting confirmation of a plan. Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations. Subsequent receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Classification of a loan as nonaccrual does not preclude the ultimate collection of loan principal or interest.

The restructuring of a loan is considered a "troubled debt restructuring ("TDR")" if both (i) the borrower is experiencing financial difficulties, and (ii) the Company has granted the borrower a concession that we would not consider otherwise. At December 31, 2022, TDRs totaled $7.4 million, an increase from $7.3 million reported at December 31, 2021. At December 31, 2022 and 2021, all TDRs were performing according to their modified terms and were therefore not considered to be nonperforming assets.

Troubled debt restructured loans are loans on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.

Foreclosed assets represent property acquired as the result of borrower defaults on loans. Foreclosed assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for loan losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs are provided for subsequent declines in value and are included in other non-interest expense along with other expenses related to maintaining the properties.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The allowance for loan losses includes allowance allocations calculated in accordance with current U.S. accounting standards. The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company's allowance for loan losses consists of specific valuation allowances established for probable losses on specific loans and historical valuation allowances for other loans with similar risk characteristics. The allowances established for probable losses on specific loans are the result of management's quarterly review of substandard loans with an outstanding balance of $500,000 or more

Management's Discussion and Analysis of Financial Condition and Results of Operations

and impaired troubled debt restructured loans. This review process usually involves the Chief Credit Officer and Director of Credit Administration along with local lending officers reviewing the loans for impairment. Specific valuation allowances are determined after considering the borrower's financial condition, collateral deficiencies, and economic conditions affecting the borrower's industry, among other things. In the case of collateral dependent loans, collateral shortfall is most often based upon local market real estate value estimates. This review process is performed at the subsidiary bank level and is reviewed at the parent Company level.

Once the loan becomes impaired, it is removed from the pool of loans covered by the general reserve and reviewed individually for exposure as described above. In cases where the individual review reveals no exposure, no reserve is recorded for that loan, either through an individual reserve or through a general reserve. If, however, the individual review of the loan does indicate some exposure, management often charges off this exposure, rather than recording a specific reserve. In these instances, a loan which becomes nonperforming could actually reduce the allowance for loan losses. Those loans deemed uncollectible are transferred to our problem loan department for workout, foreclosure and/or liquidation. The problem loan department obtains a current appraisal on the property in order to record the fair market value (less selling expenses) when the property is foreclosed on and moved into other real estate.

The allowances established for the remainder of the loan portfolio are based on historical loss factors, adjusted for certain qualitative factors, which are applied to groups of loans with similar risk characteristics. Loans are segregated into fifteen separate groups based on call codes. Most of the Company's charge-offs during the past two years have been real estate dependent loans. The historical loss ratios applied to these groups of loans are updated quarterly based on actual charge-off experience. The historical loss ratios are further adjusted by qualitative factors.

Management evaluates the adequacy of the allowance for each of these components on a quarterly basis. Peer comparisons, industry comparisons, and regulatory guidelines are also used in the determination of the general valuation allowance. Loans identified as losses by management, internal loan review, and/or bank examiners are charged off. Additional information about the Company's allowance for loan losses is provided in the Notes to the Consolidated Financial Statements for Allowance for Loan Losses.

The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. The allocation of the allowance to each category is subjective and is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

					December 31,					
	2022		2021		2020		2019		2018	
(Dollars in thousands)	**Reserve**	**%[1]**	Reserve	%[1]	Reserve	%[1]	Reserve	%[1]	Reserve	%[1]
Construction, land & land development	$ 1,959	13.2%	$ 1,127	12.4%	$ 1,013	11.4%	$ 215	9.9%	$ 131	7.7%
Commercial real estate	8,886	56.2%	7,691	58.8%	6,880	49.1%	3,908	55.8%	5,251	55.8%
Residential real estate	2,354	16.7%	1,805	15.9%	2,278	17.3%	980	20.1%	1,181	24.0%
Commercial, financial & agricultural	2,709	12.9%	1,083	11.5%	1,713	20.1%	1,657	11.8%	618	9.5%
Consumer & other	220	1.1%	1,204	1.4%	243	2.0%	103	2.4%	96	3.0%
	$16,128	100.1%	$12,910	100.0%	$12,127	99.9%	$ 6,863	100.0%	$ 7,277	100.1%

(1) Percentage represents the loan balance in each category expressed as a percentage of total end of period loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table presents an analysis of the Company's loan loss experience for the periods indicated.

(Dollars in thousands)	2022	2021	2020	2019	2018
Allowance for loan losses at beginning of year	$ 12,910	$ 12,127	$ 6,863	$ 7,277	$ 7,508
Charge-offs					
Construction, land & land development	—	—	4	29	—
Commercial real estate	58	568	226	119	257
Residential real estate	48	3	206	758	162
Commercial, financial & agricultural	314	274	242	403	247
Consumer & other	60	68	1,103	784	299
Total charge-offs	$ 480	$ 913	$ 1,781	$ 2,093	$ 965
Recoveries					
Construction, land & land development	25	466	45	82	155
Commercial real estate	85	118	153	218	52
Residential real estate	50	274	142	174	91
Commercial, financial & agricultural	139	91	43	36	161
Consumer & other	29	47	104	65	74
Total recoveries	328	996	487	575	533
Net (recoveries)/ charge-offs	152	(83)	1,294	1,518	432
Provision for loans losses	3,370	700	6,558	1,104	201
Allowance for loan losses at end of year	$ 16,128	$ 12,910	$ 12,127	$ 6,863	$ 7,277
Ratio of net (recoveries)/charge-offs to average loans	0.01%	(0.01)%	0.12%	0.11%	0.04%

The allowance for loan losses increased from $12.9 million or 0.96% of total loans at December 31, 2021 to $16.1 million, or 0.93% of total loans at December 31, 2022. Excluding outstanding PPP loans of $95,000 and $9.0 million as of December 31, 2022 and 2021, the allowance for loan losses as a percentage of total loans was 0.93% and 0.97%, respectively. The provision for loan losses reflects loan quality trends, including the level of net charge-offs or recoveries, among other factors.

The amount of provision expense recorded in each period is the amount required such that the total allowance for loan losses reflects the appropriate balance, in the estimation of management, sufficient to cover probable, inherent losses in the loan portfolio. The primary reason for the increase in allowance to loans as a percentage of loans and provision is primarily due to the Bank's strong loan growth.

Investment Portfolio

The following table presents carrying values of investment securities available-for-sale held by the Company as of December 31, 2022, 2021 and 2020.

(Dollars in thousands)	2022	2021	2020
U.S. treasury securities	$ 1,622	$ 87,551	$ 245
U.S. agency	4,585	17,781	1,004
Asset backed securities	29,988	—	—
State, county and municipal securities	104,756	250,153	62,388
Corporate debt securities	49,585	48,408	4,250
Mortgage-backed securities	242,017	534,271	312,927
Total debt securities	$ 432,553	$ 938,164	$ 380,814

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table presents investment securities held-to-maturity, carried at cost by the Company as of December 31, 2022, 2021 and 2020.

(Dollars in thousands)	2022	2021	2020
U.S. treasury securities	$ 91,615	$ —	$ —
U.S. agency	16,409	—	—
State, county and municipal securities	136,138	—	—
Mortgage-backed securities	221,696	—	—
Total debt securities	$ 465,858	$ —	$ —

The following table represents expected maturities and weighted-average yields of investment securities held by the Company as of December 31, 2022 (mortgage-backed securities are based on the average life at the projected speed, while State and Political Subdivisions reflect anticipated calls being exercised).

Available for Sale	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. treasury securities	$ 1,135	2.59%	$ 487	2.90%	$ —	—%	$ —	—%
U.S. agency	—	—	859	0.76	505	2.19	3,221	2.75
Asset backed securities	—	—	550	2.59	—	—	29,438	5.43
State, county and municipal securities	171	2.19	1,699	2.20	39,690	2.04	63,196	2.07
Corporate debt securities	—	—	9,276	3.40	36,698	4.24	3,611	8.61
Mortgage-backed securities	16,025	7.22	50,515	4.10	13,786	2.57	161,691	2.26
Total debt securities	$ 17,331	6.87%	$ 63,386	3.88%	$ 90,679	3.01%	$ 261,157	2.67%

Held to Maturity	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. treasury securities	$ —	—%	$ 72,558	1.05%	$ 19,057	1.12%	$ —	—%
U.S. agency	—	—	6,748	1.13	9,661	1.46	—	—
State, county and municipal securities	—	—	—	—	50,257	2.29	85,881	2.27
Mortgage-backed securities	—	—	27,079	1.88	49,428	1.83	145,189	1.76
Total debt securities	$ —	—%	$ 106,385	1.27%	$ 128,403	1.88%	$ 231,070	1.95%

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. The Company had both held to maturity and available for sale securities in the investment portfolio at December 31, 2022.

At December 31, 2022, there were no holdings of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of the Company's stockholders' equity.

The average yield of the securities portfolio was 2.16% in 2022 and 1.72% in 2021. The increase in the average yield from 2021 to 2022 was primarily attributed to the purchase of new securities which have a higher yield.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Deposits

The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years 2022, 2021, and 2020.

(Dollars in thousands)	**2022** Average Amount	**2022** Average Rate	2021 Average Amount	2021 Average Rate	2020 Average Amount	2020 Average Rate
Noninterest-bearing demand deposits	$ 564,322	—%	$ 449,445	—%	$ 294,008	—%
Interest-bearing demand and savings deposits	1,439,234	0.21%	1,073,824	0.09%	787,030	0.24%
Time deposits	370,375	0.76%	297,704	0.56%	305,374	1.22%
Total deposits	$ 2,373,931	0.25%	$ 1,820,973	0.14%	$1,386,412	0.40%

The following table presents the maturities of the Company's time deposits as of December 31, 2022.

(Dollars in thousands)	Time Deposits $250,000 or Greater	Time Deposits Less Than $250,000	Total
Months to Maturity			
3 months or less	$ 11,814	$ 63,479	$ 75,293
Over 3 months through 6 months	28,473	77,411	105,884
Over 6 months through 12 months	33,562	107,674	141,236
Over 12 months	40,931	110,196	151,127
	$ 114,780	$ 358,760	$ 473,540

Average deposits increased $553.0 million in 2022 compared to 2021. The increase in 2022 included $365.4 million or 34.0% in interest-bearing demand and savings deposits while, at the same time, noninterest bearing deposits increased $114.9 million, or 25.6% and time deposits increased $72.7 million, or 24.4%. The growth in our deposits is due primarily to the increase in rates the Company offers on its deposit products as well as the increase in brokered deposits. The increase in deposit rates is partially attributable to the 425 basis point increase in the national federal funds rate during 2022.

As of December 31, 2022 and 2021, $882.2 million and $809.1 million, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

The Company supplements deposit sources with brokered deposits. As of December 31, 2022, the Company had $50.8 million, or 2.04% of total deposits, in brokered certificates of deposit attracted by external third parties. Additional information is provided in the Notes to Consolidated Financial Statements for Deposits.

Off-Balance-Sheet Arrangements and Contractual Obligations

In the ordinary course of business, our Bank has granted commitments to extend credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements or for construction period financing and have been approved within the Bank's credit guidelines. Our Bank has also granted commitments to approved customers for financial standby letters of credit. These commitments are recorded in the financial statements when funds are disbursed or the financial instruments become payable. The Bank uses the same credit policies for these off-balance-sheet commitments as it does for financial instruments that are recorded in the consolidated financial statements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes commitments and contractual obligations outstanding at December 31, 2022.

		Payments Due by Period			
(Dollars in thousands)	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Contractual obligations:					
Borrowings	$ 203,352	$ 120,000	$ —	$ 15,000	$ 68,352
Operating lease liabilities	1,895	460	795	568	72
Time Deposits	473,540	322,413	137,794	12,967	366
	$ 678,787	$ 442,873	$ 138,589	$ 28,535	$ 68,790
Other Commitments:					
Loan commitments	$ 379,997	$ 156,854	$ 46,067	$ 26,074	$ 151,002
Standby letters of credit	3,333	3,019	314	—	—
	$ 383,330	$ 159,873	$ 46,381	$ 26,074	$ 151,002
Total Contractual Obligations and Other Commitments	$1,062,117	$ 602,746	$ 184,970	$ 54,609	$ 219,792

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments which are not reflected in the consolidated financial statements. These instruments include commitments to extend credit, standby letters of credit, performance letters of credit, guarantees and liability for assets held in trust.

Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable. The Company uses the same credit policies for these off-balance sheet financial instruments as they do for instruments that are recorded in the consolidated financial statements.

Loan Commitments. The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Company's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses. Loan commitments outstanding at December 31, 2022 are included in the preceding table.

Standby Letters of Credit. Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer. The Company's policies generally require that standby letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby letters of credit outstanding at December 31, 2022 are included in the preceding table.

Capital Requirements

The Bank is required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks are important factors that are to be taken into account by the federal banking agencies in assessing an institution's overall capital adequacy. For more information, see "Item 1. Business – Supervision and Regulation – Regulation of the Company – Capital Requirements."

Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2022, shareholders' equity totaled $230.3 million compared to $217.7 million at December 31, 2021. In addition to net income of $19.5 million, other significant changes in shareholders' equity during 2022 included $59.5 million issuance of common stock and $7.2 million of dividends declared on common stock. The accumulated other comprehensive loss component of stockholders' equity totaled $66.4 million at December 31, 2022 compared to accumulated other comprehensive income of $6.2 million at December 31, 2021. This fluctuation was mostly related to the after-tax effect of changes in the fair value of securities available for sale. Under regulatory requirements, the unrealized gain or loss on securities available for sale does not increase or reduce regulatory capital and is not included in the calculation of risk-based capital and leverage ratios. Regulatory agencies for banks and bank holding companies utilize capital guidelines designed to measure Tier 1 and total capital and take into consideration the risk inherent in both on-balance sheet and off-balance sheet items.

Tier 1 capital consists of common stock and qualifying preferred securities less goodwill, intangibles and disallowed deferred tax assets. Tier 2 capital consists of certain convertible, subordinated and other qualifying debt and the allowance for loan losses up to 1.25% of risk-weighted assets. The Company's Tier 2 capital consists of subordinated notes and the allowance for loan losses.

Using the capital requirements presently in effect, the Tier 1 ratio as of December 31, 2022 was 12.49% and total Tier 1 and 2 risk-based capital was 15.11%. Both of these measures compare favorably with the regulatory minimum of 6.0% for Tier 1 and 8% for total risk-based capital. The Company's common equity Tier 1 ratio as of December 31, 2022 was 11.34%, which exceeds the regulatory minimum of 4.50%. The Company's Tier 1 leverage ratio as of December 31, 2022 was 9.17%, which exceeds the required ratio standard of 4.0%.

For the year ended December 31, 2022, average capital was $236.3 million representing 8.6% of average assets for the year. This compares to average capital of $176.0 million, representing 8.4% of average assets for 2021.

For the years ended December 31, 2022 and 2021, the Company did not have any material commitments for capital expenditures.

The Company granted 139,720 and 187,600 restricted shares of common stock for the years ended December 31, 2022 and 2021, respectively . All restricted shares vest over a three year period.

A cash dividend of $7.2 million and $4.5 million was paid for the year ended December 31, 2022 and 2021, respectively.

Liquidity

The Company, primarily through the actions of its subsidiary bank, engages in liquidity management to ensure adequate cash flow for deposit withdrawals, credit commitments and repayments of borrowed funds. Needs are met through loan repayments, net interest and fee income and the sale or maturity of existing assets. In addition, liquidity is continuously provided through the acquisition of new deposits, the renewal of maturing deposits and external borrowings.

Cash and cash equivalents at December 31, 2022 and 2021 were $80.7 million and $197.2 million, respectively. The decrease in cash and cash equivalents was primarily due to the loan growth, partially offset by fundings of the loan growth through deposits and borrowings. Management believes the various funding sources discussed above are adequate to meet the Company's liquidity needs in these unsettled times without any material adverse impact on our operating results.

Management monitors deposit flow and evaluates alternate pricing structures to retain and grow deposits. To the extent needed to fund loan demand, traditional local deposit funding sources are supplemented by the use of FHLB borrowings, brokered deposits and other wholesale deposit sources outside the immediate market area. Internal policies have been updated to monitor the use of various core and non-core funding sources, and to balance ready access with risk and cost. Through various asset/liability management strategies, a balance is maintained among goals of liquidity, safety and earnings potential. Internal policies that are consistent with regulatory liquidity guidelines are monitored and enforced by the Bank.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The investment portfolio provides a ready means to raise cash if liquidity needs arise. As of December 31, 2022, the available-for-sale bond portfolio totaled $432.6 million. At December 31, 2021, the available for sale bond portfolio totaled $938.2 million. This decrease is primarily attributable to the transfer during 2022 of agency-issued securities from the available-for-sale to the held-to-maturity portfolio. These securities had a combined book value of approximately $511.0 million and a combined market value of approximately $477.0 million. Only marketable investment grade bonds are purchased. Although approximately 60.3% of the Bank's bond portfolio is encumbered as pledges to secure various public funds deposits, repurchase agreements, and for other purposes, management can restructure and free up investment securities for sale if required to meet liquidity needs.

Management continually monitors the relationship of loans to deposits as it primarily determines the Company's liquidity posture. Colony had ratios of loans to deposits of 69.7% as of December 31, 2022 and 56.3% as of December 31, 2021. Management employs alternative funding sources when deposit balances will not meet loan demands. The ratios of loans to all funding sources (excluding Subordinated Debentures) at December 31, 2022 and December 31, 2021 were 66.0% and 54.9%, respectively. Management continues to emphasize programs to generate local core deposits as our Company's primary funding sources. The stability of the Banks' core deposit base is an important factor in Colony's liquidity position. A heavy percentage of the deposit base is comprised of accounts of individuals and small businesses with comprehensive banking relationships and limited volatility. At December 31, 2022 and December 31, 2021, the Bank had $114.8 million and $73.4 million, respectively, in certificates of deposit of $250,000 or more. These larger deposits represented 4.6% and 3.1% of total deposits as of December 31, 2022 and 2021, respectively. Management seeks to monitor and control the use of these larger certificates, which tend to be more volatile in nature, to ensure an adequate supply of funds as needed. Relative interest costs to attract local core relationships are compared to market rates of interest on various external deposit sources to help minimize the Company's overall cost of funds.

The Company supplemented deposit sources with brokered deposits. As of December 31, 2022, the Company had $50.8 million or 2.04% of total deposits in brokered deposits. Additional information is provided in the Notes to the Consolidated Financial Statements regarding these brokered deposits. Additionally, the Company uses external deposit listing services to obtain out-of-market certificates of deposit at competitive interest rates when funding is needed. The deposits obtained from listing services are often referred to as wholesale or internet CDs.

To plan for contingent sources of funding not satisfied by both local and out-of-market deposit balances, Colony and its subsidiary have established multiple borrowing sources to augment their funds management. The Company has borrowing capacity through membership of the Federal Home Loan Bank program. The Bank has also established overnight borrowing for Federal Funds Purchased through various correspondent banks. Management believes the various funding sources discussed above are adequate to meet the Company's liquidity needs in the future without any material adverse impact on operating results. At December 31, 2022 and 2021, we had $125.0 million and $51.7 million, respectively, of outstanding advances from the FHLB. Based on the values of loans pledged as collateral, we had $574.9 million and $574.7 million of additional borrowing availability with the FHLB at December 31, 2022 and 2021, respectively.

Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of balance sheet structure, the ability to liquidate assets, and the availability of alternative sources of funds. The Company seeks to ensure its funding needs are met by maintaining a level of liquid funds through asset/liability management.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, securities available for sale and federal funds sold and securities purchased under resale agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liability liquidity is provided by access to funding sources which include core deposits. Should the need arise, the Company also maintains relationships with the Federal Home Loan Bank, Federal Reserve Bank, three correspondent banks and repurchase agreement lines that can provide funds on short notice.

Since Colony is a bank holding Company and does not conduct operations, its primary sources of liquidity are dividends up streamed from the subsidiary bank and borrowings from outside sources.

The liquidity position of the Company is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Management is not aware of any events that are reasonably likely to have a material adverse effect on the Company's liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity, which if implemented, would have a material adverse effect on the Company.

Impact of Inflation and Changing Prices

The Company's financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). GAAP presently requires the Company to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the operations of the Company is reflected in increased operating costs, and the Company has experienced material effects of inflation during the last two fiscal years due to the government's monetary policies and the current economic climate. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the control of the Company, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things, as further discussed in the next section.

Regulatory and Economic Policies

The Company's business and earnings are affected by general and local economic conditions and by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy available to the Federal Reserve Board are (i) conducting open market operations in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowings by financial institutions and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of the Company.

Governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future; however, the Company cannot accurately predict the nature, timing or extent of any effect such policies may have on its future business and earnings.

Recently Issued Accounting Pronouncements

See Note 1 - Summary of Significant Accounting Policies included in the Notes to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Risk and Interest Rate Sensitivity

Our financial performance is impacted by, among other factors, interest rate risk and credit risk. We do not utilize derivatives to mitigate our credit risk, relying instead on an extensive loan review process and our allowance for loan losses.

Interest rate risk is the change in value due to changes in interest rates. The Company is exposed only to U.S. dollar interest rate changes and, accordingly, the Company manages exposure by considering the possible changes in the net interest margin. The Company does not have any trading instruments nor does it classify any portion of its investment portfolio as held for trading. The Company does not engage in any hedging activity or utilize any derivatives. The Company has no exposure to foreign currency exchange rate risk, commodity price risk and other market risks. Interest rate risk is addressed by our Risk Management Committee which includes senior management representatives. The Risk Management Committee monitors interest rate risk by analyzing the potential impact to the net portfolio of equity value and net interest income from potential changes to interest rates and considers the impact of alternative strategies or changes in balance sheet structure.

Interest rates play a major part in the net interest income of financial institutions. The repricing of interest earnings assets and interest-bearing liabilities can influence the changes in net interest income. The timing of repriced assets and liabilities is Gap management and our Company has established its policy to maintain a Gap ratio in the one-year time horizon of .80 to 1.20.

Our exposure to interest rate risk is reviewed at least quarterly by our Board of Directors and by our Risk Management Committee. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net portfolio value in the event of assumed changes in interest rates. In order to reduce the exposure to interest rate fluctuations, we have implemented strategies to more closely match our balance sheet composition. The Company has engaged FTN Financial to run a quarterly asset/liability model for interest rate risk analysis. We are generally focusing our investment activities on securities with terms or average lives in the $3 \frac{1}{2}$ - $5 \frac{1}{2}$ year range.

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either reduced current market values or reduced current and potential net income. Colony's most significant market risk is interest rate risk. This risk arises primarily from Colony's extension of loans and acceptance of deposits.

Managing interest rate risk is a primary goal of the asset liability management function. Colony attempts to achieve stability in net interest income while limiting volatility arising from changes in interest rates. Colony seeks to achieve this goal by balancing the maturity and repricing characteristics of assets and liabilities. Colony manages its exposure to fluctuations in interest rates through policies established by the Risk Management Committee and approved by the Board of Directors. The Risk Management Committee meets at least quarterly and has responsibility for developing asset liability management policies, reviewing the interest rate sensitivity of Colony, and developing and implementing strategies to improve balance sheet structure and interest rate risk positioning.

Colony measures the sensitivity of net interest income to changes in market interest rates through the utilization of Asset/Liability simulation modeling. On at least a quarterly basis, the following twenty-four month time period is simulated to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. These simulations include all of Colony's earning assets and liabilities. Forecasted balance sheet changes, primarily reflecting loan and deposit growth and forecasts, are included in the periods modeled. Projected rates for loans and deposits are based on management's outlook and local market conditions.

The magnitude and velocity of rate changes among the various asset and liability groups exhibit different characteristics for each possible interest rate scenario; additionally, customer loan and deposit preferences can vary in response to changing interest rates. Simulation modeling enables Colony to capture the expected effect of these differences. Assumptions utilized in the model are updated on an ongoing basis and are reviewed and approved by the Risk Management Committee of the Board of Directors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Colony has modeled its baseline net interest income forecast assuming a flat interest rate environment with the federal funds rate at the Federal Reserve's targeted range of 4.25% and the prime rate of 7.50% at December 31, 2022. Colony has modeled the impact of a gradual increase in short-term rates of 100 and 200 basis points and a decline of 100 basis points to determine the sensitivity of net interest income for the next twelve months. As illustrated in the table below, the net interest income sensitivity model indicates that, compared with a net interest income forecast assuming stable rates, net interest income is projected to increase by 1.37% and 2.59% if interest rates increased by 100 and 200 basis points, respectively. Net interest income is projected to decline by 0.61% if interest rates decreased by 100 basis points. These changes were within Colony's policy limit of a maximum 15% negative change.

Twelve Month Net Interest Income Sensitivity

Change in short-term interest rates (in basis points)	Estimated Change in Net Interest Income As of December 31,	
	2022	2021
+200	**2.59%**	13.80%
+100	**1.37%**	6.83%
Flat	**—%**	—%
-100	**-0.61%**	-3.18%

The measured interest rate sensitivity indicates an asset sensitive position over the next year, which could serve to improve net interest income in a rising interest rate environment. The actual realized change in net interest income would depend on several factors, some of which could serve to reduce or eliminate the asset sensitivity noted above. These factors include a higher than projected level of deposit customer migration to higher cost deposits, such as certificates of deposit, which would increase total interest expense and serve to reduce the realized level of asset sensitivity. Another factor which could impact the realized interest rate sensitivity in a rising rate environment is the repricing behavior of interest-bearing non-maturity deposits. Assumptions for repricing are expressed as a beta relative to the change in the prime rate. For instance, a 25% beta would correspond to a deposit rate that would increase 0.25% for every 1% increase in the prime rate. Projected betas for interest bearing non-maturity deposit repricing are a key component of determining the Company's interest rate risk position. Should realized betas be higher than projected betas, the expected benefit from higher interest rates would be reduced.

Colony is also subject to market risk in certain of its fee income business lines. Mortgage banking income is subject to market risk. Mortgage loan originations are sensitive to levels of mortgage interest rates and therefore, mortgage banking income could be negatively impacted during a period of rising interest rates. The extension of commitments to customers to fund mortgage loans also subjects Colony to market risk. This risk is primarily created by the time period between making the commitment and closing and delivering the loan. Colony seeks to minimize this exposure by utilizing various risk management tools, the primary of which are forward sales commitments and best efforts commitments.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Colony Bankcorp, Inc. and Subsidiaries Fitzgerald, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Colony Bankcorp, Inc. and Subsidiaries (the Company) as of December 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2023, expressed an unqualified opinion.We have audited the accompanying consolidated balance sheet of Colony Bankcorp, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgements. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses
Description of the Matter

The Company's loan portfolio totaled $1.737 billion as of December 31, 2022, and the associated allowance for loan losses ("ALL") was $16.1 million. As discussed in Notes 1, 4, and 5 to the financial statements, the ALL is established to absorb probable credit losses inherent in the Company's loan portfolio. Management's estimate for the probable credit losses is established through quantitative, as well as qualitative, factors. The Company attributes portions of the allowance to loans that it evaluates individually and determines to be impaired. For non-impaired loans, the ALL is estimated based on historical default and/or loss information for pools of loans with similar risk characteristics and product types. The Company's methodology for determining the appropriate ALL also considers the imprecision inherent in the estimation process. As a result, management adjusts the ALL for consideration of the potential impact of qualitative factors, which include levels of and trends in delinquencies and impaired loans (including TDRs); levels of and trends in charge-offs and recoveries; migration of loans to the classification of special mention, substandard, or doubtful; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentration.

Auditing management's estimate of the ALL involved a high degree of subjectivity in evaluating the qualitative factors that management assessed and the measurement of each qualitative factor. Management's assessment and measurement of the qualitative factors is highly judgmental and has a significant effect on the ALL.

How We Addressed the Matter in Our Audit

Our audit procedures related to the qualitative factors of the ALL included the following procedures, among others. We gained an understanding of the Company's process for establishing the ALL, including the identification and measurement of qualitative factors. We evaluated the design and documented the operating effectiveness of controls relevant to that process, including controls over the reliability of data from the loan systems, the completeness and accuracy of quantitative data, and the ALL methodology and assumptions. In doing so, we tested review and approval controls in the Company's governance process designed to identify and assess the need for and measurement of qualitative factors to estimate inherent credit losses associated with factors not captured fully in the quantitative components of the ALL.

With respect to the identification of qualitative factors, we evaluated 1) the potential impact of imprecision in the quantitative models (and hence the need to consider a qualitative adjustment to the ALL); 2) changes, assumptions, and adjustments to the models; 3) sufficiency, availability, and relevance of historical loss data used in the models; and 4) the risk factors used in the models. Regarding measurement of the qualitative factors, we evaluated internal data utilized by management to estimate the appropriate level of the qualitative factors, as well as internal/external data produced by the Company's Credit Review functions, with consideration given to the reliability of the factors and existence of new and potentially contradictory information. We also evaluated the overall ALL balance taken inclusive of such qualitative factors.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2021.

Albany, Georgia March 16, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Colony Bankcorp, Inc. and Subsidiaries
Fitzgerald, Georgia

Opinion on Internal Control Over Financial Reporting

We have audited Colony Bankcorp, Inc. and Subsidiaries (the Company) internal control over financial reporting, as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Colony Bankcorp, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements) and our report dated March 15, 2023 expressed an unqualified opinion. .

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Mauldin & Jenkins, LLC

Albany, Georgia
March 16, 2023

Consolidated Balance Sheets

		December 31,		
(Dollars in thousands)		**2022**		2021
Assets				
Cash and due from banks	$	**20,584**	$	18,975
Fed Funds sold and interest-bearing deposits in banks		**60,094**		178,257
Cash and cash equivalents		**80,678**		197,232
Investment securities available for sale, at fair value		**432,553**		938,164
Investment securities held to maturity, at amortized cost (fair value $411,264)		**465,858**		—
Other investments		**13,793**		14,012
Loans held for sale		**17,743**		38,150
Loans		**1,737,106**		1,337,977
Allowance for loan losses		**(16,128)**		(12,910)
Net loans		**1,720,978**		1,325,067
Premises and equipment		**41,606**		43,033
Other real estate owned		**651**		281
Goodwill		**48,923**		52,906
Other intangible assets		**5,664**		7,389
Bank-owned life insurance		**55,504**		55,159
Deferred income taxes, net		**28,199**		3,644
Other assets		**24,420**		16,678
Total assets	$	**2,936,570**	$	2,691,715
Liabilities and stockholders' equity				
Deposits				
Noninterest-bearing	$	**569,170**	$	552,576
Interest-bearing		**1,921,827**		1,822,032
Total deposits		**2,490,997**		2,374,608
Federal Home Loan Bank advances		**125,000**		51,656
Other borrowed money		**78,352**		36,792
Other liabilities		**11,953**		10,952
Total liabilities		**2,706,302**		2,474,008
Commitments and Contingencies (Note 14)				
Stockholders' equity				
Preferred stock, stated value $1,000; 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022 and 2021		**—**		—
Common stock, par value $1; 50,000,000 shares authorized, 17,598,123 and 13,673,898 shares issued and outstanding as of December 31, 2022 and 2021		**17,598**		13,674
Paid-in capital		**167,537**		111,021
Retained earnings		**111,573**		99,189
Accumulated other comprehensive loss, net of tax		**(66,440)**		(6,177)
Total stockholders' equity		**230,268**		217,707
Total liabilities and stockholders' equity	$	**2,936,570**	$	2,691,715

See accompanying notes which are an integral part of these financial statements.

Consolidated Statements of Income

	For The Years Ended December 31,	
(Dollars in thousands, except per share data)	**2022**	2021
Interest income		
Loans, including fees	$ **70,717**	$ 60,112
Investment securities	**19,887**	10,260
Deposits with other banks and short term investments	**886**	214
Total interest income	**91,490**	70,586
Interest expense		
Deposits	**5,876**	2,601
Federal funds purchased	**54**	—
Federal Home Loan Bank advances	**2,564**	691
Paycheck Protection Program Liquidity Facility	**—**	93
Other borrowings	**2,371**	1,012
Total interest expense	**10,865**	4,397
Net interest income	**80,625**	66,189
Provision for loan losses	**3,370**	700
Net interest income after provision for loan losses	**77,255**	65,489
Noninterest income		
Service charges on deposits	**7,875**	6,213
Mortgage fee income	**8,550**	13,213
Gain on sales of SBA loans	**6,216**	7,547
Loss on sales of securities	**(82)**	(87)
Interchange fees	**8,381**	6,929
BOLI income	**1,313**	1,041
Other	**2,819**	1,434
Total noninterest income	**35,072**	36,290
Noninterest expenses		
Salaries and employee benefits	**52,809**	45,596
Occupancy and equipment	**6,534**	6,149
Acquisition related expenses	**142**	4,617
Information technology expense	**9,947**	7,673
Professional fees	**3,432**	2,750
Advertising and public relations	**3,664**	2,705
Communications	**1,602**	1,373
Writedown of building	**—**	90
Other	**11,345**	7,672
Total noninterest expense	**89,475**	78,625
Income before income taxes	**22,852**	23,154
Income taxes	**3,310**	4,495
Net income	$ **19,542**	$ 18,659
Net income per share of common stock		
Basic	$ **1.14**	$ 1.66
Diluted	$ **1.14**	$ 1.66
Cash dividends declared per share of common stock	$ **0.43**	$ 0.41
Weighted average shares outstanding, basic	**17,191,079**	11,254,130
Weighted average shares outstanding, diluted	**17,191,079**	11,254,130

See accompanying notes which are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)	For The Years Ended December 31,			
	2022		2021	
Net income	$	**19,542**	$	18,659
Other comprehensive income:				
Net unrealized losses on investment securities arising during the period		**(63,230)**		(16,491)
Tax effect		**8,851**		3,463
Reclassification adjustment for amortization of unrealized holding losses included in accumulated other comprehensive income (loss) from the transfer of securities from available for sale to held to maturity		**(6,925)**		—
Tax effect		**970**		—
Reclassification adjustment for losses on sales of securities available for sale included in net income		**82**		87
Tax effect		**(11)**		(17)
Change in unrealized losses on securities available for sale, net of reclassification adjustment and tax effects		**(60,263)**		(12,958)
Comprehensive (loss) income	$	**(40,721)**	$	5,701

See accompanying notes which are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)	Preferred Stock Share	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2020	—	$ —	9,498,783	$ 9,499	$ 43,215	$ 84,993	$ 6,781	144,488
Other comprehensive loss	—	—	—	—	—	—	(12,958)	(12,958)
Dividends on common shares	—	—	—	—	—	(4,463)	—	(4,463)
Issuance of common stock	—	—	3,987,815	3,988	67,394	—	—	71,382
Issuance of restricted stock, net of forfeitures	—	—	187,300	187	(187)	—	—	—
Stock-based compensation expense, net	—	—	—	—	599	—	—	599
Net income	—	—	—	—	—	18,659	—	18,659
Balance, December 31, 2021	—	$ —	13,673,898	$ 13,674	$ 111,021	$ 99,189	$ (6,177)	217,707
Other comprehensive loss	—	—	—	—	—	—	(60,263)	(60,263)
Dividends on common shares	—	—	—	—	—	(7,158)	—	(7,158)
Issuance of common stock, net	—	—	3,848,485	3,848	55,620	—	—	59,468
Issuance of restricted stock, net of forfeitures	—	—	130,720	131	(131)	—	—	—
Tax withholding related to vesting of restricted stock	—	—	(14,980)	(15)	(216)	—	—	(231)
Repurchase of shares	—	—	(40,000)	(40)	(500)	—	—	(540)
Stock-based compensation expense, net	—	—	—	—	1,743	—	—	1,743
Net income	—	—	—	—	—	19,542	—	19,542
Balance, December 31, 2022	—	$ —	17,598,123	$ 17,598	$ 167,537	$ 111,573	$(66,440)	$ 230,268

See accompanying notes which are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	For The Years Ended December 31,	
(Dollars in thousands)	**2022**	2021
Cash flows from operating activities		
Net income	$ 19,542	$ 18,659
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	3,370	700
Depreciation, amortization and accretion	11,629	8,628
Stock-based compensation expense	1,743	599
Losses on sales of securities available for sale	82	87
Net increase in servicing asset	(554)	(1,040)
Loss on sales and writedowns of other real estate and repossessions	—	48
(Gain) losses on sales of premises & equipment	(62)	49
Gain on sale of bank owned buildings	—	(96)
Writedowns on sale of bank owned buildings	—	90
Increase in bank owned life insurance	(1,353)	(1,042)
Equity method investment income	364	44
Deferred tax expense	1,130	(2,739)
Donation of other real estate owned	35	—
Gain on sales of SBA loans	(6,216)	(7,547)
Origination of loans held for sale	(317,997)	(439,160)
Proceeds from sales of loans held for sale	344,620	460,943
Change in other assets	(7,593)	2,041
Change in other liabilities	1,001	(4,160)
Net cash provided by operating activities	49,741	36,104
Cash flows from investing activities		
Purchases of investment securities available for sale	(174,219)	(460,500)
Proceeds from maturities, calls, and paydowns of investment securities available for sale	54,859	103,002
Proceeds from sales of investment securities available for sale	60,924	96,781
Proceeds from maturities, calls, and paydowns of investment securities held to maturity	11,592	—
Net change in loans	(399,871)	28,450
Purchase of premises and equipment	(2,895)	(5,838)
Proceeds from sales of other real estate and repossessions	—	1,360
(Purchase) redemption of equity securities	3,306	(9,500)
Purchase of bank-owned life insurance	—	—
Proceeds from bank owned life insurance	1,008	752
Redemption (purchase of) Federal Home Loan Bank stock	(3,451)	2,308
Proceeds from sale of bank owned buildings	—	1,535
Proceeds from sales of premises and equipment	519	17
Net cash and cash equivalents received from bank acquisition	—	37,511
Net cash and cash equivalents paid in insurance acquisitions	—	(4,210)
Net cash used in investing activities	(448,228)	(208,332)
Cash flows from financing activities		
Change in noninterest-bearing customer deposits	16,594	86,307
Change in interest-bearing customer deposits	99,795	211,899
Dividends paid on common stock	(7,158)	(4,463)
Repayment of Paycheck Protection Program Liquidity Fund	—	(106,789)
Proceeds from Federal Home Loan Bank advances	430,000	—
Repayments of Federal Home Loan Bank advances	(357,500)	—
Issuance of subordinated debt, net	39,068	—
Increase (decrease) in other borrowings	2,437	(1,000)
Issuance of common stock, net	59,468	—
Repurchase of shares	(540)	—
Cash paid for tax withholding related to vesting of restricted stock	(231)	—
Net cash provided by financing activities	281,933	185,954
Net increase (decrease) in cash and cash equivalents	(116,554)	13,726
Cash and cash equivalents at beginning of period	197,232	183,506
Cash and cash equivalents at end of period	$ 80,678	$ 197,232
Supplemental disclosures of cash flow information		
Cash paid during the period for interest	$ 10,222	$ 4,387
Cash paid during the period for income taxes	3,836	3,859
Noncash investing and financing activities		
Transfers to other real estate	405	145
Change in goodwill	(3,984)	—
Carrying amount of securities AFS transferred to HTM, net of $34.0 million unrealized loss	510,956	—

See accompanying notes which are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Business

Colony Bankcorp, Inc. and subsidiaries (the "Company") is a financial holding company headquartered in Fitzgerald, Georgia, whose primary business is presently conducted by Colony Bank, its wholly owned banking subsidiary (the "Bank"). Through the Bank, the Company offers a broad range of retail and commercial banking services to its customers concentrated in central, south and coastal Georgia. The Bank also engages in mortgage banking and SBA lending, and, as such originates, acquires, sells and services one-to-four family residential mortgage loans and SBA loans in the Southeast. The Company is subject to the regulations of certain state and federal agencies and are periodically examined by those regulatory agencies. The Company also provides an option for its customers to purchase insurance services including vehicle, home, renters and life insurance. Additionally, Colony Risk Management, Inc. is a subsidiary of the Company and is located in Las Vegas, Nevada. It is a captive insurance subsidiary which insures various liability and property damage policies for the Company and its related subsidiaries. Colony Risk Management is regulated by the State of Nevada Division of Insurance.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of Colony Bankcorp, Inc. and its wholly owned subsidiaries, Colony Bank and Colony Risk Management. All significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Acquisition Accounting

Acquisitions are accounted for under the acquisition method of accounting. Purchased assets and assumed liabilities are recorded at their estimated fair values as of the purchase date. Any identifiable intangible assets are also recorded at fair value. When the consideration given is less than the fair value of the net assets received, the acquisition results in a "bargain purchase gain". If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as additional information regarding the closing date fair values becomes available.

All identifiable intangible assets that are acquired in a business combination are recognized at fair value on the acquisition date. Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented, or exchanged separately from the entity).

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date and carryover of the seller's related allowance for loan losses is prohibited. When the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. The Company must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in expected cash flows result in a reversal of the provision for loan losses to the extent of prior provisions and adjust accretable discount if no prior provisions have been made or have been fully reversed. This increase in accretable discount will have a positive impact on future interest income.

Notes to Consolidated Financial Statements

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash on hand, cash items in process of collection, amounts due from banks, interest-bearing deposits in banks and federal funds sold.

Investment Securities

The Company classifies its investment securities in one of three categories: (i) trading, (ii) held to maturity or (iii) available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other investment securities are classified as available for sale. At December 31, 2022, securities were classified as either held to maturity or available for sale. At December 31, 2021, all securities were classified as available for sale.

Trading securities are carried at fair value. Unrealized gains and losses on trading securities are recorded in earnings as a component of other noninterest income. Held to maturity securities are recorded initially at cost and subsequently adjusted for paydowns and amortization of purchase premium or accretion of purchase discount. Available for sale securities are carried at fair value. Unrealized holding gains and losses, net of the related deferred tax effect, on available for sale securities are excluded from earnings and are reported in other comprehensive income as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of shareholders' equity. These unrealized holding gains or losses are amortized into income over the remaining life of the security as an adjustment to the yield in a manner consistent with the amortization or accretion of the original purchase premium or discount on the associated security.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the expected life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date. A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary establishes a new cost basis for the security. Other than temporary impairment deemed to be credit related is charged to earnings. Other than temporary impairment attributed to non-credit related factors is recognized in other comprehensive income.

In determining whether other-than-temporary impairment losses exist, management considers (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer or underlying collateral of the security, and (iii) the Company's intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Notes to Consolidated Financial Statements

Other Investments

Other investments include managed investment funds which are carried at their fair value and unrealized gains or losses are recorded through earnings as a component of noninterest income.

Federal Home Loan Bank ("FHLB") and First National Bankers Bank ("FNBB") stock are also included in other investments. These investments do not have a readily determinable market value due to restrictions placed on transferability and therefore are carried at cost.

These other investments are periodically evaluated for impairment based on ultimate recovery of par value or cost basis. Both cash and stock dividends are reported as income.

Loans Held for Sale

Mortgage and SBA loans held for sale are carried at the lower of aggregate cost or estimated fair value, as determined by outstanding commitments from third party investors in the secondary market. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of mortgage loans held for sale and realized gains and losses upon ultimate sale of the mortgage loans held for sale are classified as mortgage fee income in the consolidated statements of income. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of SBA loans held for sale and realized gains and losses upon ultimate sale of the SBA loans held for sale are classified as gain on sale of SBA loans in the consolidated statements of income.

Loans

Loans are reported at their outstanding principal balances less unearned income, net of deferred fees and origination costs. Interest income is accrued on the outstanding principal balance. For all classes of loans, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to make payments as they become due, unless the loan is well secured and in the process of collection. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income. Interest income on nonaccrual loans is applied against principal until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the loan balance to be uncollectable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance consists of specific, historical and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The historical component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. A general component is maintained to cover uncertainties that could affect management's estimate of probable losses. The general component of the allowance reflects the margin of imprecision inherent in the

Notes to Consolidated Financial Statements

underlying assumptions used in the methodologies for estimating specific and historical losses in the portfolio. General valuation allowances are based on internal and external qualitative risk factors such as (1) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices, (2) changes in international, national, regional, and local conditions, (3) changes in the nature and volume of the portfolio and terms of loans, (4) changes in the experience, depth, and ability of lending management, (5) changes in the volume and severity of past due loans and other similar conditions, (6) changes in the quality of the organization's loan review system, (7) changes in the value of underlying collateral for collateral dependent loans, (8) the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and (9) the effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

Loans identified as losses by management, internal loan review and/or Bank examiners are charged off. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

A significant portion of the Company's impaired loans are deemed to be collateral dependent. Management therefore measures impairment on these loans based on the fair value of the collateral. Collateral values are determined based on appraisals performed by qualified licensed appraisers hired by the Company. The decision whether to obtain an external third-party appraisal usually depends on the type of property being evaluated. External appraisals are usually obtained on more complex, income producing properties such as hotels, shopping centers and businesses. Less complex properties such as residential lots, farm land and single family houses may be evaluated internally by the staff appraiser and appraisal department. When the Company does obtain appraisals from external third-parties, the values utilized in the impairment calculation are "as is" or current market values. The appraisals, whether prepared internally or externally, may utilize a single valuation approach or a combination of approaches including the comparable sales, income and cost approach. Appraised amounts used in the impairment calculation are typically discounted 25 percent to account for selling and marketing costs if the repayment of the loan is to come from the sale of the collateral. Although appraisals may not be obtained each year on all impaired loans, the collateral values used in the impairment calculations are evaluated quarterly by management. Based on management's knowledge of the collateral and the current real estate market conditions, appraised values may be further discounted to reflect facts and circumstances known to management since the initial appraisal was performed.

Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a level 3 classification of the inputs for determining fair value. Because of the high degree of judgment required in estimating the fair value of collateral underlying impaired loans and because of the relationship between fair value and general economic conditions, we consider the fair value of impaired loans to be highly sensitive to changes in market conditions.

Notes to Consolidated Financial Statements

The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the Company has granted a concession. Concessions may include interest rate reductions to below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. The Company's policy requires a restructure request to be supported by a current, well-documented credit evaluation of the borrower's financial condition and a collateral evaluation that is no older than six months from the date of the restructure. The Company's policy states in the event a loan has been identified as a troubled debt restructuring, it should be assigned a grade of substandard and placed on nonaccrual status until such time that the borrower has demonstrated the ability to service the loan payments based on the restructured terms – generally defined as six months of satisfactory payment history. The Company's loan policy states that a nonaccrual loan may be returned to accrual status when (i) none of its principal and interest is due and unpaid, and the Company expects repayment of the remaining contractual principal and interest, or (ii) it otherwise becomes well secured and in the process of collection. Restoration to accrual status on any given loan must be supported by a well-documented credit evaluation of the borrower's financial condition and the prospects for full repayment, approved by the Company's Chief Credit Officer, Senior Credit Officer, Director of Administration or Regional Credit Officer. In the normal course of business, the Company renews loans with a modification of the interest rate or terms that are not deemed as troubled debt restructurings because the borrower is not experiencing financial difficulty. Once a loan is modified in a troubled debt restructuring, it is accounted for as an impaired loan, regardless of its accrual status, until the loan is paid in full, sold or charged off.

Commitments and Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. In general, estimated lives for buildings are up to 40 years, furniture and equipment useful lives range from five to 10 years and the lives of software and computer related equipment range from three to five years. Leasehold improvements are amortized over the life of the related lease, or the related assets, whichever is shorter. Expenditures for major improvements of the Company's premises and equipment are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance and improvements are charged to operations as incurred. When assets are sold or disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings.

Leases

The Company has entered into various operating leases for certain branch locations, ATM locations, loan production offices, and corporate support services locations. Generally, these leases have initial lease terms of 13 years or less. Many of the leases have one or more lease renewal options. The exercise of lease renewal options is at our sole discretion. The Company does not consider exercise of any lease renewal options reasonably certain. Certain of our lease agreements contain early termination options. No renewal options or early termination options have been included in the calculation of the operating right-of-use

Notes to Consolidated Financial Statements

assets or operating lease liabilities. Certain of our lease agreements provide for periodic adjustments to rental payments for inflation. At the commencement date of the lease, the Company recognizes a lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease or the Company's incremental borrowing rate. As the majority of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. The incremental borrowing rate is based on the term of the lease. At the commencement date, the company also recognizes a right-of-use asset measured at (i) the initial measurement of the lease liability; (ii) any lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) any initial direct costs incurred by the lessee. Leases with an initial term of 12 months or less are not recorded on the balance sheet. For these short-term leases, lease expense is recognized on a straight-line basis over the lease term. At December 31, 2022, the Company had no leases classified as finance leases.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. Goodwill is assigned to reporting units and tested for impairment at least annually, or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

Intangible assets consist of core deposit and customer relationship intangibles acquired in connection with a business combination. The core deposit intangible is initially recognized based on an independent valuation performed as of the acquisition date. The core deposit intangible is amortized by the straight-line method over the average remaining life of the acquired customer deposits. The customer relationship intangible is associated with the acquisition of several insurance companies during 2021. The customer intangible assets were also initially recognized based on independent valuations performed as of the acquisition date and are being amortized by the straight-line method over 10 years.

Cash Value of Bank Owned Life Insurance

The Company has purchased life insurance policies on certain officers. The life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Real Estate

Other real estate generally represents real estate acquired through foreclosure and is initially recorded at estimated fair value at the date of acquisition less the cost of disposal. Losses from the acquisition of property in full or partial satisfaction of debt are recorded as loan losses. Properties are evaluated regularly to ensure the recorded amounts are supported by current fair values, and valuation allowances are recorded as necessary to reduce the carrying amount to fair value less estimated cost of disposal. Routine holding costs and gains or losses upon disposition are included in foreclosed property expense.

Income Taxes

The provision for income taxes is based upon income for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes.

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax basis. The differences relate primarily to depreciable assets (use of different depreciation methods for financial statement and income tax purposes) and allowance for loan losses (use of the allowance method for financial statement purposes and the direct write-off method for tax purposes). In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with effects included in the income tax provision. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company and its subsidiary file a consolidated federal income tax return. The subsidiary pays its proportional share of federal income taxes to the Company based on its taxable income.

The Company's federal and state income tax returns for tax years 2022, 2021, 2020 and 2019 are subject to examination by the Internal Revenue Service (IRS) and the Georgia Department of Revenue, generally for three years after filing.

The Company believes that its income tax filing positions taken or expected to be taken on its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded.

Revenue Recognition

The Company's' contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize. The Company's' policies for recognizing noninterest income that falls within the scope of ASC Topic 606, and include service charges on deposits, interchange fees, and insurance revenue (included with other noninterest income).

Service charges on deposits include both account maintenance fees and overdraft fees and revenue from safe deposit box rental fees and lockbox services and ATM fees. Revenue is recognized for these services either over time, corresponding with deposit accounts' monthly cycle, or at a point in time for transaction-related services and fees. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to clients' accounts. Safe deposits and lockbox service fees are recognized over time, on a monthly basis, as the Company's' performance obligation for services is satisfied. ATM fees are transaction-based fees recognized at the time the transaction is executed as that is the point at which the Company satisfies the performance obligation.

Interchange fees include debit card interchange fees. Debit card interchange fees are earned from debit card holder transactions conducted through various payment networks. Interchange fees from debit card holders transactions represent a percentage of the underlying transaction amount and are recognized daily, concurrently with the transaction processing services provided to the debit cardholder.

Other income includes insurance revenue (included in other noninterest income on the consolidated statements of income): Insurance revenue primarily consists of commissions received on insurance products sold. The commissions are recognized as revenue when the client executes an insurance policy with the insurance carrier. In some cases, the company receives payment of trailing commissions each year when the client pays its annual premium.

Earnings per Share

Basic earnings per share are computed by dividing net income allocated to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income allocated to common shareholders by the sum of the weighted-average number of shares of common stock outstanding and the effect of the issuance of potential common shares that are dilutive. Potential common shares consist of restricted shares for the years ended

Notes to Consolidated Financial Statements

December 31, 2022 and 2021, and are determined using the treasury stock method. The Company has determined that its outstanding non-vested stock awards are participating securities, and all dividends on these awards are paid similar to other dividends.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, represent equity changes from economic events of the period other than transactions with owners. Such items are considered components of other comprehensive income (loss). Accounting standards codification requires the presentation in the consolidated financial statements of net income and all items of other comprehensive income as total comprehensive income (loss).

Fair Value Measures

Fair values of assets and liabilities are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments

The Company has three reportable segments, the Banking Division, the Retail Mortgage Division and the Small Business Specialty Lending Division. The Banking Division derives its revenues from the delivery of full service financial services to include commercial loans, consumer loans and deposit accounts. The Retail Mortgage Division derives its revenues from the origination, sales and servicing of one-to-four family residential mortgage loans. The Small Business Specialty Lending Division derives its revenues from origination, sales and servicing of SBA and USDA government guaranteed loans.

The Banking, Retail Mortgage and Small Business Specialty Lending Divisions are managed as separate business units because of the different products and services they provide. The Company evaluates performance and allocates resources based on profit or loss from operations. There are no material intersegment sales or transfers.

Reclassifications

Certain amounts, previously reported, have been reclassified to state all periods on a comparable basis and had no effect on stockholders' equity or net income.

Accounting Standards Updates Pending Adoption

ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326).* This ASU sets forth a "current expected credit loss" (CECL) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supported forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. On October 16, 2019, the Financial Accounting Standards Board ("FASB") voted to extend the delay of the effective date of this ASU for smaller reporting companies, such as the Company, until fiscal years beginning after December 15, 2022. The Company adopted this ASU on January 1, 2023 and recorded a one-time entry to retained earnings of $1.2 million, net of tax, primarily related to credit losses for unfunded commitments.

Notes to Consolidated Financial Statements

In March 2020, the FASB issued ASU No. 2020-04, *Reference Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04"). This ASU provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. It provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The updated guidance was originally effective for all entities from March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU 2022-06 which deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company has been diligent in responding to reference rate reform and does not anticipate a significant impact to its financial statements as a result.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. This ASU provides guidance on eliminating the requirement for classification of and disclosures around troubled debt restructurings. The purpose of this guidance is to eliminate unnecessary and overly-complex disclosures of loans that are already incorporated into the allowance for credit losses and related disclosures. This ASU further requires the disclosure of current-period gross charge-offs by year of origination. The updated guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, for all entities which have implemented ASU 2016-13. The Company has historically had very few credit relationships classified as troubled debt restructurings, and as such does not anticipate that the elimination of accounting for and disclosure of these types of credit relationships will have a significant impact to its financial statements upon implementation of ASU 2016-13 beginning with the first quarter of 2023.

2. BUSINESS COMBINATIONS
Acquisition of SouthCrest Financial Group

On August 1, 2021, the Company completed its acquisition of SouthCrest Financial Group, Inc. ("SouthCrest"), a bank holding company headquartered in Atlanta, Georgia. Upon consummation of the acquisition, SouthCrest was merged with and into the Company, with Colony Bankcorp, Inc. as the surviving entity in the merger. Immediately following the holding company merger, SouthCrest's wholly owned bank subsidiary, SouthCrest Bank, N.A. was also merged with and into the Bank. The acquisition expanded the Company's market presence, as SouthCrest Bank, N.A. had eight full-service banking locations, one in Cedartown, Chickamauga, Cumming, Fayetteville, Luthersville, Manchester, Rockmart and Thomaston, Georgia. Under the terms of the Agreement and Plan of Merger, each SouthCrest shareholder had the option to receive either $10.45 in cash or 0.7318 shares of the Company's common stock in exchange for each share of SouthCrest stock. As a result, the Company issued 3,987,815 common shares at a fair value of $71.4 million and paid $21.6 million in cash to the former shareholders of SouthCrest as merger consideration.

The merger was effected by the issuance of shares of the Company's common stock along with cash consideration to shareholders of SouthCrest. The assets and liabilities of SouthCrest as of the effective date of the merger were recorded at their respective estimated fair values and combined with those of the Company. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill. Goodwill of $35.0 million was recorded as part of the SouthCrest acquisition and is not expected to be deductible for income tax purposes. The Company recorded a subsequent adjustment within the one year period allowed after the acquisition of approximately $4.0 million in 2022 primarily related to premises and equipment and deferred taxes.

In periods following the merger, the financial statements of the combined entity will include the results attributable to SouthCrest beginning on the date the merger was completed. For the twelve month period ended December 31, 2021, the revenues attributable to SouthCrest were approximately $7.9 million. In the twelve month period ended December 31, 2021, the net income attributable to SouthCrest was approximately $6.0 million.

Notes to Consolidated Financial Statements

The supplemental consolidated pro-forma impact to 2021 revenues if the merger had occurred on January 1, 2020 would have been $121.9 million for the year ended December 31, 2021. The supplemental consolidated pro-forma impact to 2021 net income if the merger had occurred on January 1, 2020 would have been $20.8 million for the year ended December 31, 2021. While certain adjustments were made for the estimated impact of certain fair value adjustments, they are not indicative of what would have occurred had the merger taken place on the indicated date nor are they intended to represent or be indicative of future results of operations. In particular, no adjustments have been made to eliminate the amount of SouthCrest's provision for credit losses or any adjustments to estimate any additional income that would have been recorded as a result of fair value adjustments for 2020 that may have occurred had the acquired loans been recorded at fair value as of the beginning of 2020. In addition, there are no adjustments to reflect any expenses that potentially could have been reduced for 2020 had the merger occurred on January 1, 2020.

The following table presents the assets acquired and liabilities assumed of SouthCrest as of August 1, 2021, and their fair value estimates. The fair value estimates are subject to refinement for up to one year after the closing date of the acquisition for new information obtained about facts and circumstances that existed at the acquisition date. The Company continues its evaluation of the facts and circumstances available as of August 1, 2021, to assign fair values to assets acquired and liabilities assumed, which could result in further adjustments to the fair values presented below.

(Dollars in thousands, except market price)	Initial Fair Value Adjustments
Purchase price consideration:	
Shares of CBAN common stock issued to SouthCrest shareholders as of August 1, 2021	3,987,815
Market price of CBAN common stock on July 30, 2021	$ 17.90
Estimated fair value of CBAN common stock issued	71,382
Cash consideration paid	21,620
Total consideration	$ 93,002
Assets acquired at fair value:	
Cash and cash equivalents	$ 59,131
Investments securities available for sale	317,857
Restricted investments	3,196
Loans	307,456
Premises and equipment	8,543
Core deposit intangible	4,025
Other real estate	538
Prepaid and other assets	25,393
Total fair value of assets acquired	$ 726,139
Liabilities assumed at fair value:	
Deposits	$ (631,375)
FHLB advances	(29,064)
Payables and other liabilities	(7,735)
Total fair value of liabilities assumed	$ (668,174)
Net assets acquired at fair value:	$ 57,965
Amount of goodwill resulting from acquisition	$ 35,037

Notes to Consolidated Financial Statements

In the acquisition, the Company purchased $307.5 million of loans at fair value, net of $635,000, or 0.21%, estimated discount to the outstanding principal balance. Of the total loans acquired, management identified $1.2 million that were considered to be credit impaired and are accounted for under ASC Topic 310-30. The table below summarizes the total contractually required principal and interest cash payments, management's estimate of expected total cash payments and fair value of the loans as of the acquisition date for purchased credit impaired loans. Contractually required principal and interest payments have been adjusted for estimated prepayments. The Company recorded a subsequent adjustment within the one year period allowed after the acquisition of approximately $4.0 million in 2022.

(Dollars in thousands)	
Contractually required principal and interest	$ 1,154
Non-accretable difference	—
Cash flows expected to be collected	1,154
Accretable yield	—
Total purchased credit-impaired loans acquired	$ 1,154

The following table presents the acquired loan data for the SouthCrest acquisition.

(Dollars in thousands)	Fair Value of Acquired Loans at Acquisition Date	Contractually Required Principal and Interest Payments	Nonaccretable Difference
Acquired receivables subject to ASC 310-30	$ 1,154	$ 1,154	$ —
Acquired receivables not subject to ASC 310-30	$ 306,302	$ 306,937	$ —

Formation of Colony Insurance

On August 1, 2021, September 1, 2021 and October 1, 2021, the Company acquired several insurance agencies and formed Colony Insurance, a division of the Bank and recorded goodwill of $1.9 million and customer deposit intangibles of $2.3 million.

Notes to Consolidated Financial Statements

3. INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale and held-to-maturity, along with gross unrealized gains and losses are summarized as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Securities Available for Sale:				
U.S. treasury securities	$ 1,644	$ —	$ (22)	$ 1,622
U.S. agency	5,035	—	(450)	4,585
Asset backed securities	31,468	—	(1,480)	29,988
State, county and municipal securities	126,119	—	(21,363)	104,756
Corporate debt securities	54,741	164	(5,320)	49,585
Mortgage-backed securities	271,199	9	(29,191)	242,017
Total	$ 490,206	$ 173	$ (57,826)	$ 432,553

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Securities Available for Sale:				
U.S. treasury securities	$ 91,615	$ —	$ (4,149)	$ 87,466
U.S. agency	16,409	—	(1,838)	14,571
State, county & municipal securities	136,138	32	(19,518)	116,652
Mortgage-backed securities	221,696	—	(29,121)	192,575
Total	$ 465,858	$ 32	$ (54,626)	$ 411,264

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2021				
Securities Available for Sale:				
U.S. treasury securities	$ 88,638	$ —	$ (1,087)	$ 87,551
U.S. agency	17,916	5	(140)	17,781
State, county and municipal securities	252,632	877	(3,356)	250,153
Corporate debt securities	48,153	520	(265)	48,408
Mortgage-backed securities	539,172	2,160	(7,061)	534,271
Total debt securities	$ 946,511	$ 3,562	$ (11,909)	$ 938,164

The Company transferred certain agency-issued securities from the available-for-sale to held-to-maturity portfolio on January 1, 2022 and September 1, 2022, having a combined book value of approximately $511.0 million and a combined market value of approximately $477.0 million. As of the date of each transfer, the related pre-tax net unrecognized losses of approximately $34.0 million included in other comprehensive loss and remained in other comprehensive loss, to be amortized out of other comprehensive loss over the remaining term of the securities using the effective interest method. This transfer was completed after careful consideration of the Company's intent and ability to hold these securities to maturity. Factors used in assessing the ability to hold these securities to maturity were future liquidity needs and sources of funding.

Notes to Consolidated Financial Statements

Information pertaining to available-for-sale securities with gross unrealized losses at December 31, 2022 and December 31, 2021 aggregated by investment category and length of time that securities have been in a continuous unrealized loss position are summarized as follows:

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2022						
U.S. treasury securities	$ 1,377	$ (17)	$ 245	$ (5)	$ 1,622	$ (22)
U.S. agency	3,221	(257)	1,364	(193)	4,585	(450)
Asset backed securities	10,780	(319)	19,208	(1,161)	29,988	(1,480)
State, county and municipal securities	29,284	(3,629)	75,472	(17,734)	104,756	(21,363)
Corporate debt securities	17,258	(1,463)	30,651	(3,857)	47,909	(5,320)
Mortgage-backed securities	122,031	(7,890)	119,409	(21,301)	241,440	(29,191)
Total debt securities	$ 183,951	$(13,575)	$ 246,349	$ (44,251)	$ 430,300	$ (57,826)
December 31, 2021						
U.S. treasury securities	$ 87,302	$ (1,087)	$ —	$ —	$ 87,302	$ (1,087)
U.S. agency	10,969	(140)	—	—	10,969	(140)
State, county and municipal securities	180,551	(3,131)	5,970	(225)	186,521	(3,356)
Corporate debt securities	31,977	(265)	—	—	31,977	(265)
Mortgage-backed securities	377,413	(6,421)	21,129	(640)	398,542	(7,061)
Total debt securities	$ 688,212	$(11,044)	$ 27,099	$ (865)	$ 715,311	$ (11,909)

Information pertaining to available-for-sale securities with gross unrealized losses at December 31, 2022 and December 31, 2021 aggregated by investment category and length of time that securities have been in a continuous unrealized loss position are summarized as follows:

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2022						
U.S. Treasury	$ —	$ —	$ 87,466	$ (4,149)	$ 87,466	$ (4,149)
U.S. agency	—	—	14,571	(1,838)	14,571	(1,838)
State, county and municipal securities	9,858	(1,392)	105,734	(18,126)	115,592	(19,518)
Mortgage-backed securities	13,580	(729)	178,995	(28,392)	192,575	(29,121)
	$ 23,438	$ (2,121)	$ 386,766	$ (52,505)	$ 410,204	$ (54,626)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Notes to Consolidated Financial Statements

At December 31, 2022, there were 286 available-for-sale securities and 160 held-to-maturity securities that have unrealized losses from the Company's amortized cost basis. These securities are guaranteed by either the U.S. Government, other governments or U.S. corporations. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

The amortized cost and fair value of investment securities as of December 31, 2022, by contractual maturity, are shown hereafter. Expected maturities may differ from contractual maturities for certain investments because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This is often the case with mortgage-backed securities, which are disclosed separately in the table below.

(Dollars in thousands)	Available for Sale Amortized Cost	Fair Value	Held to Maturity Amortized Cost	Fair Value
Due in one year or less	$ 1,319	$ 1,304	$ —	$ —
Due after one year through five years	14,126	12,871	79,306	75,759
Due after five years through ten years	89,731	76,895	78,975	69,275
Due after ten years	113,831	99,466	85,881	73,655
	$ 219,007	$ 190,536	$ 244,162	$ 218,689
Mortgage-backed securities	271,199	242,017	221,696	192,575
	$ 490,206	$ 432,553	$ 465,858	$ 411,264

Proceeds from sales of investments available for sale were $60.9 million in 2022 and $96.8 million in 2021. Gross realized gains totaled $24,000 in 2022 and $391,000 in 2021. Gross realized losses totaled $106,000 in 2022 and $478,000 in 2021.

Investment securities having a carrying value totaling $541.8 million and $247.4 million as of December 31, 2022 and 2021, respectively, were pledged to secure public deposits and for other purposes.

4. LOANS

The following table presents the composition of loans segregated by legacy and purchased loans and by class of loans, as of December 31, 2022 and 2021. Purchased loans are defined as loans that were acquired in bank acquisitions.

(Dollars in thousands)	December 31, 2022 Legacy Loans	Purchased Loans	Total
Construction, land & land development	$ 216,206	$ 13,229	$ 229,435
Other commercial real estate	847,684	127,763	975,447
Total commercial real estate	1,063,890	140,992	1,204,882
Residential real estate	249,390	40,664	290,054
Commercial, financial & agricultural(*)	210,413	13,510	223,923
Consumer & other	17,296	951	18,247
Total loans	$ 1,540,989	$ 196,117	$ 1,737,106

Notes to Consolidated Financial Statements

		December 31, 2021				
(Dollars in thousands)		Legacy Loans		Purchased Loans		Total
Construction, land & land development	$	119,953	$	45,493	$	165,446
Other commercial real estate		595,739		191,653		787,392
Total commercial real estate		715,692		237,146		952,838
Residential real estate		159,469		53,058		212,527
Commercial, financial, & agricultural[*]		113,040		41,008		154,048
Consumer & other		16,003		2,561		18,564
Total loans	$	1,004,204	$	333,773	$	1,337,977

[*] Includes $95,000 and $9.0 million in PPP loans as of December 31, 2022 and 2021, respectively.

Commercial, financial and agricultural loans are extended to a diverse group of businesses within the Company's market area. These loans are often underwritten based on the borrower's ability to service the debt from income from the business. Real estate construction loans often require loan funds to be advanced prior to completion of the project. Due to uncertainties inherent in estimating construction costs, changes in interest rates and other economic conditions, these loans often pose a higher risk than other types of loans. Consumer loans are originated at the bank level. These loans are generally smaller loan amounts spread across many individual borrowers to help minimize risk.

Credit Quality Indicators. As part of the ongoing monitoring of the credit quality of the loan portfolio, management tracks certain credit quality indicators including trends related to (1) the risk grade assigned to commercial and consumer loans, (2) the level of classified commercial loans, (3) net charge-offs, (4) nonperforming loans, and (5) the general economic conditions in the Company's geographic markets. The Company uses a risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 10. A description of the general characteristics of the grades is as follows:

- Grades 1, 2 and 3 - Borrowers with these assigned risk grades range from virtual absence of risk to minimal risk. Such loans may be secured by Company-issued and controlled certificates of deposit or properly margined equity securities or bonds. Other loans comprising these grades are made to companies that have been in existence for a long period of time with many years of consecutive profits and strong equity, good liquidity, excellent debt service ability and unblemished past performance, or to exceptionally strong individuals with collateral of unquestioned value that fully secures the loans. Loans in this category fall into the "pass" classification.

- Grades 4 and 5 - Loans assigned these "pass" risk grades are made to borrowers with acceptable credit quality and risk. The risk ranges from loans with no significant weaknesses in repayment capacity and collateral protection to acceptable loans with one or more risk factors considered to be more than average. These loans are also included in into the "pass" classification.

- Grade 6 - This grade includes "special mention" loans on management's watch list and is intended to be used on a temporary basis for pass grade loans where risk-modifying action is intended in the short-term.

Notes to Consolidated Financial Statements

- Grades 7 and 8 - These grades includes "substandard" loans in accordance with regulatory guidelines. This category includes borrowers with well-defined weaknesses that jeopardize the payment of the debt in accordance with the agreed terms. Loans considered to be impaired are assigned grade 8, and these loans often have assigned loss allocations as part of the allowance for loan and lease losses. Generally, loans on which interest accrual has been stopped would be included in this grade.

- Grades 9 and 10 - These grades correspond to regulatory classification definitions of "doubtful" and "loss," respectively. In practice, any loan with these grades would be for a very short period of time, and generally the Company has no loans with these assigned grades. Management manages the Company's problem loans in such a way that uncollectible loans or uncollectible portions of loans are charged off immediately with any residual, collectible amounts assigned a risk grade of 7 or 8.

The following tables present the loan portfolio, excluding purchased loans, by credit quality indicator (risk grade) as of December 31, 2022. Those loans with a risk grade of 1, 2, 3, 4, and 5 have been combined in the pass column for presentation purposes. For the periods ending December 31, 2022, the Company did not have any loans classified as "doubtful" or a "loss".

(Dollars in thousands)	Pass	Special Mention	Substandard	Total Loans
Construction, land & land development	$ 215,265	$ 290	$ 651	$ 216,206
Other commercial real estate	827,300	14,236	6,148	847,684
Total commercial real estate	1,042,565	14,526	6,799	1,063,890
Residential real estate	239,570	5,976	3,844	249,390
Commercial, financial & agricultural	207,935	812	1,666	210,413
Consumer & other	17,206	54	36	17,296
Total loans	$ 1,507,276	$ 21,368	$ 12,345	$ 1,540,989

The following table presents the purchased loan portfolio by credit quality indicator (risk grade) as of December 31, 2022.

(Dollars in thousands)	Pass	Special Mention	Substandard	Total Loans
Construction, land & land development	$ 13,229	$ —	$ —	$ 13,229
Other commercial real estate	123,826	3,326	611	127,763
Total commercial real estate	137,055	3,326	611	140,992
Residential real estate	38,360	598	1,706	40,664
Commercial, financial & agricultural	12,973	73	464	13,510
Consumer & other	951	—	—	951
Total loans	$ 189,339	$ 3,997	$ 2,781	$ 196,117

Notes to Consolidated Financial Statements

The following tables present the loan portfolio, excluding purchased loans, by credit quality indicator (risk grade) as of December 31, 2021. Those loans with a risk grade of 1, 2, 3 or 4 have been combined in the pass column for presentation purposes. For the periods ending December 31, 2021, the Company did not have any loans classified as "doubtful" or a "loss".

(Dollars in thousands)	Pass	Special Mention	Substandard	Total Loans
Construction, land & land development	$ 116,524	$ 3,154	$ 275	$ 119,953
Other commercial real estate	562,228	25,718	7,793	595,739
Total commercial real estate	678,752	28,872	8,068	715,692
Residential real estate	148,507	5,733	5,229	159,469
Commercial, financial & agricultural	100,282	11,460	1,298	113,040
Consumer & other	15,787	78	138	16,003
Total loans	$ 943,328	$ 46,143	$ 14,733	$ 1,004,204

The following table presents the purchased loan portfolio by credit quality indicator (risk grade) as of December 31, 2021.

(Dollars in thousands)	Pass	Special Mention	Substandard	Total Loans
Construction, land & land development	$ 45,432	$ —	$ 61	$ 45,493
Other commercial real estate	186,905	3,518	1,230	191,653
Total commercial real estate	232,337	3,518	1,291	237,146
Residential real estate	49,875	563	2,620	53,058
Commercial, financial & agricultural	40,711	—	297	41,008
Consumer & other	2,558	3	—	2,561
Total loans	$ 325,481	$ 4,084	$ 4,208	$ 333,773

A loan's risk grade is assigned at the inception of the loan and is based on the financial strength of the borrower and the type of collateral. Loan risk grades are subject to reassessment at various times throughout the year as part of the Company's ongoing loan review process. Loans with an assigned risk grade of 6 or below and an outstanding balance of $500,000 or more are reassessed on a quarterly basis. During this reassessment process individual reserves may be identified and placed against certain loans which are not considered impaired. In assessing the overall economic condition of the markets in which it operates, the Company monitors the unemployment rates for its major service areas. The unemployment rates are reviewed on a quarterly basis as part of the allowance for loan loss determination.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due or when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provision. Loans may be placed on nonaccrual status regardless of whether such loans are considered past due.

Notes to Consolidated Financial Statements

The following table represents an age analysis of past due loans and nonaccrual loans, segregated by class of loans, excluding purchased loans, as of December 31, 2022:

| | Accruing Loans | | | | | |
| | 30-89 Days Past Due | 90 Days or More Past Due | Total Accruing Loans Past Due | Nonaccrual Loans | Current Loans | Total Loans |
(Dollars in thousands)						
Construction, land & land development	$ —	$ —	$ —	$ 149	$ 216,057	$ 216,206
Other commercial real estate	395	—	395	1,389	845,900	847,684
Total commercial real estate	395	—	395	1,538	1,061,957	1,063,890
Residential real estate	870	—	870	1,875	246,645	249,390
Commercial, financial & agricultural	403	—	403	878	209,132	210,413
Consumer & other	40	—	40	21	17,235	17,296
Total loans	$ 1,708	$ —	$ 1,708	$ 4,312	$ 1,534,969	$ 1,540,989

The following table represents an age analysis of past due loans and nonaccrual loans, segregated by class of loans, for purchased loans, as of December 31, 2022:

| | Accruing Loans | | | | | |
| | 30-89 Days Past Due | 90 Days or More Past Due | Total Accruing Loans Past Due | Nonaccrual Loans | Current Loans | Total Loans |
(Dollars in thousands)						
Construction, land & land development	$ —	$ —	$ —	$ —	$ 13,229	$ 13,229
Other commercial real estate	—	—	—	120	127,643	127,763
Total commercial real estate	—	—	—	120	140,872	140,992
Residential real estate	12	—	12	811	39,841	40,664
Commercial, financial & agricultural	73	—	73	463	12,974	13,510
Consumer & other	—	—	—	—	951	951
Total loans	$ 85	$ —	$ 85	$ 1,394	$ 194,638	$ 196,117

Notes to Consolidated Financial Statements

The following table represents an age analysis of past due loans and nonaccrual loans, segregated by class of loans, excluding purchased loans, as of December 31, 2021:

| | Accruing Loans | | | | | |
(Dollars in thousands)	30-89 Days Past Due	90 Days or More Past Due	Total Accruing Loans Past Due	Nonaccrual Loans	Current Loans	Total Loans
Construction, land & land development	$ 6	$ —	$ 6	$ —	$ 119,947	$ 119,953
Other commercial real estate	349	—	349	577	594,813	595,739
Total commercial real estate	355	—	355	577	714,760	715,692
Residential real estate	421	—	421	2,641	156,407	159,469
Commercial, financial & agricultural	69	—	69	708	112,263	113,040
Consumer & other	93	—	93	26	15,884	16,003
Total loans	$ 938	$ —	$ 938	$ 3,952	$ 999,314	$ 1,004,204

The following table represents an age analysis of past due loans and nonaccrual loans, segregated by class of loans, for purchased loans, as of December 31, 2021:

| | Accruing Loans | | | | | |
(Dollars in thousands)	30-89 Days Past Due	90 Days or More Past Due	Total Accruing Loans Past Due	Nonaccrual Loans	Current Loans	Total Loans
Construction, land & land development	$ 2,680	$ —	$ 2,680	$ 31	$ 42,782	$ 45,493
Other commercial real estate	—	—	—	260	191,393	191,653
Total commercial real estate	2,680	—	2,680	291	234,175	237,146
Residential real estate	560	—	560	1,198	51,300	53,058
Commercial, financial & agricultural	389	—	389	—	40,619	41,008
Consumer & other	—	—	—	8	2,553	2,561
Total loans	$ 3,629	$ —	$ 3,629	$ 1,497	$ 328,647	$ 333,773

Notes to Consolidated Financial Statements

The following table details impaired loan data, including purchased credit impaired loans, as of December 31, 2022:

(Dollars in thousands)	Unpaid Contractual Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment
With no related allowance recorded				
Construction, land & land development	$ 40	$ 40	$ —	$ 10
Other commercial real estate	3,754	3,754	—	5,311
Residential real estate	62	62	—	570
Commercial, financial & agricultural	—	—	—	306
Consumer & other	—	—	—	1
Total impaired loans with no allowance	3,856	3,856	—	6,198
With an allowance recorded				
Construction, land & land development	474	474	44	177
Other commercial real estate	—	—	—	503
Residential real estate	—	—	—	588
Commercial, financial & agricultural	—	—	—	369
Consumer & other	—	—	—	—
Total impaired loans with allowance	474	474	44	1,637
Purchased credit impaired loanss				
Construction, land & land development	—	—	—	—
Other commercial real estate	798	798	33	760
Residential real estate	—	—	—	13
Commercial, financial & agricultural	—	—	—	—
Consumer & other	—	—	—	65
Total purchased credit impaired loans	798	798	33	838
Total				
Construction, land & land development	514	514	44	187
Other commercial real estate	4,552	4,552	33	6,574
Residential real estate	62	62	—	1,171
Commercial, financial & agricultural	—	—	—	675
Consumer & other	—	—	—	66
	$ 5,128	$ 5,128	$ 77	$ 8,673

Interest income recorded on impaired loans during the year ended December 31, 2022 was $724,000, and reflects interest income recorded on nonaccrual loans prior to them being placed on nonaccrual status and interest income recorded on TDRs. Had nonaccrual loans performed in accordance with their original contractual terms, the Company would have recognized additional interest income of approximately $1.3 million for the year ended December 31, 2022.

Notes to Consolidated Financial Statements

The following table details impaired loan data as of December, 2021, including purchased credit impaired loans.

(Dollars in thousands)	Unpid Contractual Principal Balance		Recorded Investment		Related Allowance		Average Recorded Investment	
With no related allowance recorded								
Construction, land & land development	$	62	$	62	$	—	$	4,311
Other commercial real estate		7,203		6,369		—		8,113
Residential real estate		958		997		—		1,083
Commercial, financial & agricultural		75		75		—		56
Consumer & other		—		—		—		—
Total impaired loans with no allowance		8,298		7,503		—		13,563
With an allowance recorded								
Construction, land & land development		—		—		—		—
Other commercial real estate		430		483		148		4,429
Residential real estate		685		773		108		1,029
Commercial, financial & agricultural		—		—		—		79
Consumer & other		—		—		—		1
Total impaired loans with allowance		1,115		1,256		256		5,538
Purchased credit impaired loans								
Construction, land & land development		—		—		—		51
Other commercial real estate		2,003		1,916		18		802
Residential real estate		4		—		6		7
Commercial, financial & agricultural		—		—		—		35
Consumer & other		192		73		96		72
Total purchased credit impaired loans		2,199		1,989		120		967
Total								
Construction, land & land development		62		62		—		4,362
Other commercial real estate		9,636		8,768		166		13,344
Residential real estate		1,647		1,770		114		2,119
Commercial, financial & agricultural		75		75		—		170
Consumer & other		192		73		96		73
	$	11,612	$	10,748	$	376	$	20,068

Interest income recorded on impaired loans during the year ended December 31, 2021 was $570,000, and reflects interest income recorded on nonaccrual loans prior to them being placed on nonaccrual status and interest income recorded on TDRs. Had nonaccrual loans performed in accordance with their original contractual terms, the Company would have recognized additional interest income of approximately $1.2 million for the year ended December 31, 2021.

Notes to Consolidated Financial Statements

Troubled Debt Restructurings (TDRs) are troubled loans on which the original terms of the loan have been modified in favor of the borrower due to deterioration in the borrower's financial condition. Each potential loan modification is reviewed individually and the terms of the loan are modified to meet the borrower's specific circumstances at a point in time. Not all loan modifications are TDRs. Loan modifications are reviewed and approved by the Company's senior lending staff, who then determine whether the loan meets the criteria for a TDR. Generally, the types of concessions granted to borrowers that are evaluated in determining whether a loan is classified as a TDR include:

- *Interest rate reductions* - Occur when the stated interest rate is reduced to a nonmarket rate or a rate the borrower would not be able to obtain elsewhere under similar circumstances.

- *Amortization or maturity date changes* - Result when the amortization period of the loan is extended beyond what is considered a normal amortization period for loans of similar type with similar collateral.

- *Principal reductions* - These are often the result of commercial real estate loan workouts where two new notes are created. The primary note is underwritten based upon the Company's normal underwriting standards and is structured so that the projected cash flows are sufficient to repay the contractual principal and interest of the newly restructured note. The terms of the secondary note vary by situation and often involve that note being charged off, or the principal and interest payments being deferred until after the primary note has been repaid. In situations where a portion of the note is charged off during modification, there is often no specific reserve allocated to those loans. This is due to the fact that the amount of the charge-off usually represents the excess of the original loan balance over the collateral value and the Company has determined there is no additional exposure on those loans.

As discussed in Note 1, Summary of Significant Accounting Policies, once a loan is identified as a TDR, it is accounted for as an impaired loan. Loans modified in a troubled debt restructuring are considered to be in default once the loan becomes 90 days past due. A TDR may cease being classified as impaired if the loan is subsequently modified at market terms and, has performed according to the modified terms for at least six months, and there has not been any prior principal forgiveness on a cumulative basis.

The Company had no unfunded commitments to lend to a customer that has a troubled debt restructured loan as of December 31, 2022 and 2021. The Company had one commercial real estate loan with outstanding principal balance of $181,000 restructured related to payment terms.

The Company had three loan contracts totaling $647,000 restructured and one of these loans which was a construction, land and development loan for $511,000, was subsequently paid off during 2021. The remaining two loan contracts restructured at December 31, 2021 were payment deferral modifications. The loans consisted of two residential real estate loans totaling $136,000. Both residential real estate loans were also placed on non-accrual status as of December 31, 2021. A TDR may cease being classified as impaired if the loan is subsequently modified at market terms and, has performed according to the modified terms for at least six months, and there has not been any prior principal forgiveness on a cumulative basis. During 2022 and 2021, the Company had no loans that subsequently defaulted.

5. ALLOWANCE FOR LOAN LOSSES

The following tables detail activity in the allowance for loan losses, segregated by class of loan, for the year ended December 31, 2022. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other loan categories and periodically may result in reallocation within the provision categories.

(Dollars in thousands)	Construction, Land and Land Development		Other Commercial Real Estate		Residential Real Estate		Commercial Financial, and Agricultural		Consumer and Other		Total	
Year ended December 31, 2022												
Beginning balance	$	1,127	$	7,691	$	1,805	$	1,083	$	1,204	$	12,910
Charge-offs		—		(58)		(48)		(314)		(60)		(480)
Recoveries		25		85		50		139		29		328
Provision		807		1,168		547		1,801		(953)		3,370
Ending balance	$	1,959	$	8,886	$	2,354	$	2,709	$	220	$	16,128
Period-end amount allocated to:												
Individually evaluated for impairment	$	44	$	—	$	—	$	—	$	—	$	44
Collectively evaluated for impairment		1,915		8,853		2,354		2,709		220		16,051
Purchase credit impaired		—		33		—		—		—		33
Ending balance	$	1,959	$	8,886	$	2,354	$	2,709	$	220	$	16,128
Loans:												
Loans individually evaluated for impairment	$	514	$	3,754	$	62	$	—	$	—	$	4,330
Loans collectively evaluated for impairment		228,921		970,895		289,992		223,923		18,247		1,731,978
Purchased credit impaired		—		798		—		—		—		798
Ending balance	$ 229,435		$ 975,447		$ 290,054		$ 223,923		$ 18,247		$1,737,106	

Notes to Consolidated Financial Statements

The following tables detail activity in the allowance for loan losses, segregated by class of loan, for the year ended December 31, 2021. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other loan categories and periodically may result in reallocation within the provision categories.

(Dollars in thousands)	Construction, Land and Land Development		Other Commercial Real Estate		Residential Real Estate		Commercial Financial, and Agricultural		Consumer and Other		Total	
Year ended December 31, 2021												
Beginning balance	$	1,013	$	6,880	$	2,278	$	1,713	$	243	$	12,127
Charge-offs		–		(568)		(3)		(274)		(68)		(913)
Recoveries		466		118		274		91		47		996
Provision		(352)		1,261		(744)		(447)		982		700
Ending balance	$	1,127	$	7,691	$	1,805	$	1,083	$	1,204	$	12,910
Period-end amount allocated to:												
Individually evaluated for impairment	$	–	$	148	$	108	$	–	$	–	$	256
Collectively evaluated for impairment		1,127		7,525		1,691		1,083		1,108		12,534
Purchase credit impaired		–		18		6		–		96		120
Ending balance	$	1,127	$	7,691	$	1,805	$	1,083	$	1,204	$	12,910
Loans:												
Loans individually evaluated for impairment	$	62	$	6,852	$	1,770	$	75	$	–	$	8,759
Loans collectively evaluated for impairment		165,384		778,624		210,757		153,973		18,491		1,327,229
Purchased credit impaired		–		1,916		–		–		73		1,989
Ending balance	$	165,446	$	787,392	$	212,527	$	154,048	$	18,564	$	1,337,977

6. PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following as of December 31:

(Dollars in thousands)	2022	2021
Land	$ **12,944**	$ 11,848
Building	**37,718**	38,777
Furniture, fixtures and equipment	**19,524**	17,792
Leasehold improvements	**1,099**	1,073
Construction in progress	**942**	1,946
Total cost	**72,227**	71,436
Accumulated depreciation	**(30,621)**	(28,403)
Total premises and equipment	$ **41,606**	$ 43,033

Depreciation charged to operations totaled $2.7 million in both 2022 and 2021. Construction in progress consists of building and land improvements to six of the Company's bank branches. Cost to complete these projects is expected not to exceed $2.2 million.

Notes to Consolidated Financial Statements

7. OTHER REAL ESTATE OWNED

The following is a summary of the activity in other real estate owned during the years ended December 31, 2022 and 2021:

(Dollars in thousands)	2022	2021
Balance, beginning of year	$ **281**	$ 1,006
Loans transferred to other real estate	—	145
Acquired in acquisitions	—	538
Sales proceeds	**(35)**	(1,360)
Transfer from other assets	**405**	—
Net loss on sale and writedowns	—	(48)
Ending balance	$ **651**	$ 281

8. GOODWILL AND INTANGIBLE ASSETS

The following is an analysis of the core deposit intangible activity for the years ended December 31:

	2022		2021	
(Dollars in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Core deposit intangible	$ **7,685**	$ **3,965**	$ 7,685	$ 2,464
Customer relationship intangible	**2,250**	**306**	2,250	82
Total	**9,935**	**4,27**1	9,935	2,546
Unamortizable intangible assets:				
Goodwill	$ **48,923**		$ 52,906	

Activity related to transactions since January 1, 2021 includes the following:

(1) In connection with the SouthCrest Financial Group, Inc. acquisition on August 1, 2021, the Company recorded $4.0 million in core deposit intangible and $35.0 million in goodwill. The Company recorded a subsequent adjustment within the one year period allowed after the acquisition of approximately $4.0 million reduction in goodwill related to premises and equipment and deferred taxes in 2022.

(2) In connection with insurance acquisitions that occurred on August 1, 2021, September 1, 2021, and October 1, 2021, the Company recorded $2.3 million in customer deposit intangibles and $1.9 million in goodwill.

Amortization expense related to the intangible assets was $1.7 million and $1.2 million at December 31, 2022 and 2021, respectively. The estimated future amortization expense for intangible assets remaining as of December 31, 2022 is as follows

(Dollars in thousands)	Amount
2023	$ **1,471**
2024	**1,217**
2025	**963**
2026	**658**
2027	**453**
Thereafter	**902**
Total	$ **5,664**

Notes to Consolidated Financial Statements

9. INCOME TAXES

The income tax expense in the consolidated statements of income for the years ended December 31, 2022 and 2021 are as follows:

(Dollars in thousands)	2022	2021
Current federal expense	$ 2,855	$ 5,316
Deferred federal expense	782	(661)
Federal income tax expense	3,637	4,655
Current state expense	(474)	663
Deferred state expense	147	(823)
State income tax expense	(327)	(160)
Provision for income taxes	$ 3,310	$ 4,495

The Company's income tax expense differs from amounts computed by applying the federal statutory rates to income before income taxes. A reconciliation of the differences for the years ended December 31, 2022 and 2021 is as follows:

(Dollars in thousands)	2022	2021
Tax at federal income tax rate	$ 4,799	$ 4,862
Change resulting from:		
State taxes	(258)	(126)
Tax-exempt interest	(541)	(404)
Income in cash value of bank owned life insurance	(329)	(219)
Tax-exempt insurance premiums	(248)	—
Nondeductible merger expenses	—	222
Other	(113)	160
Provision for income taxes	$ 3,310	$ 4,495

The components of deferred income taxes for the years ended December 31, 2022 and 2021 are as follows:

(Dollars in thousands)	2022	2021
Deferred tax assets		
Allowance for loan losses	$ 4,108	$ 3,290
Lease liability	483	169
Net operating loss carryforwards	3,160	272
Tax credit carryforwards	501	—
Deferred compensation	282	297
Unrealized loss on securities available for sale	22,703	2,170
Restricted stock	308	166
Investment in partnerships	195	232
Other	50	19
Gross deferred tax assets	31,790	6,615
Deferred tax liabilities		
Premises and equipment	707	267
Right of use lease asset	467	164
Purchase accounting adjustments	1,779	1,322
Core deposit intangible	638	1,218
Gross deferred tax liabilities	3,591	2,971
Net deferred tax assets	$ 28,199	$ 3,644

Notes to Consolidated Financial Statements

10. DEPOSITS

The aggregate amount of overdrawn deposit accounts reclassified as loan balances totaled $612,000 and $626,000 as of December 31, 2022 and 2021, respectively.

Components of interest-bearing deposits as of December 31 are as follows:

(Dollars in thousands)	2022	2021
Interest-bearing demand	$ 831,152	$ 930,811
Savings and money market deposits	617,135	541,993
Time, $250,000 and over	114,780	73,407
Other time	358,760	275,821
Total interest-bearing deposits	$ 1,921,827	$1,822,032

We had $50.8 million and $883,000 in brokered deposits at December 31, 2022 and 2021, respectively. We use brokered deposits, subject to certain limitations and requirements, as a source of funding to support our asset growth and augment the deposits generated from our branch network, which are our principal source of funding. Our level of brokered deposits varies from time to time depending on competitive interest rate conditions and other factors, and tends to increase as a percentage of total deposits when the brokered deposits are less costly than issuing internet certificates of deposit or borrowing from the FHLB.

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $250,000 was $114.8 million and $73.4 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)	Amount
Year ending December 31	
2023	$ 322,413
2024	88,954
2025	48,840
2026	5,063
2027	7,904
Thereafter	366
Total time deposits	$ 473,540

11. BORROWINGS

The following table presents information regarding the Company's outstanding borrowings at December 31, 2022:

(Dollars in thousands)

Description	Maturity Date	Amount	Interest Rate
FHLB Advances	March 21, 2028	$ 5,000	2.67%
FHLB Advances	January 5, 2023	20,000	4.18%
FHLB Advances	January 9, 2023	20,000	4.15%
FHLB Advances	March 8, 2023	10,000	4.65%
FHLB Advances	January 17, 2023	20,000	4.15%
FHLB Advances	January 20, 2023	15,000	4.23%
FHLB Advances	December 22, 2027	15,000	4.00%
FHLB Advances	January 30, 2023	20,000	4.23%
FRB Discount Window	January 5, 2023	15,000	4.10%
Subordinated notes	May 20, 2032	39,123	5.25%
Subordinated debentures	(1)	24,229	(1)
Total borrowings		$ 203,352	

(1) See individual maturity dates and interest rates in table below.

Notes to Consolidated Financial Statements

The following table presents information regarding the Company's outstanding borrowings at December 31, 2021:

(Dollars in thousands)

Description	Maturity Date	Amount	Interest Rate
FHLB Advances	February 3, 2023	$ 3,000	3.51%
FHLB Advances	March 21, 2028	5,000	2.67%
FHLB Advances	August 15, 2025	4,500	2.62%
FHLB Advances	July 30, 2029	10,000	1.01%
FHLB Advances	July 11, 2029	10,000	1.03%
FHLB Advances	November 9, 2029	20,000	1.07%
Term Note	May 24, 2025	7,250	4.70%
Revolving Credit	July 30, 2022	5,313	2.85%
Subordinated debentures	(1)	24,229	(1)
Fair value adjustment for FHLB Borrowings acquired from SouthCrest		(844)	N/A
Total borrowings		$ 88,448	

(1) See individual maturity dates and interest rates in table below.

As collateral on the outstanding FHLB advances, the Company has provided a blanket lien on its portfolio of qualifying residential first mortgage loans, commercial loans, multifamily loans and HELOC loans, as well as U.S. Treasury and Agency securities. At December 31, 2022 and 2021, the lendable collateral value of those loans and securities pledged was $150.0 million and $130.3 million, respectively. At December 31, 2022, the Company had remaining credit availability from the FHLB of $574.9 million. At December 31, 2021, the Company had remaining credit availability from the FHLB of $574.7 million. The Company may be required to pledge additional qualifying collateral in order to utilize the full amount of the remaining credit line.

At December 31, 2022 and 2021, the Company also has available federal funds lines of credit with various financial institutions totaling $64.5 million, of which there were none outstanding at December 31, 2022 and 2021.

The Company has the ability to borrow funds from the Federal Reserve Bank (FRB) of Atlanta utilizing the discount window. The discount window is an instrument of monetary policy that allows eligible institutions to borrow money from the FRB on a short-term basis to meet temporary liquidity shortages caused by internal or external disruptions. At December 31, 2022, the Company had borrowing capacity available under this arrangement, with $15.0 million outstanding. The Company could be required to pledge certain available-for-sale investment securities as collateral under this agreement.

On May 1, 2019, the Company entered into two borrowing arrangements with a correspondent bank for $10.0 million each. The term note is secured by the Bank's stock, expiring on May 1, 2024, and bears a fixed interest rate of 4.70%. The line of credit is also secured by the Bank's stock, expiring on July 30, 2022, and bears a variable interest rate of Wall Street Journal Prime minus 0.40%. The proceeds were used for the acquisition of LBC Bancshares, Inc. and its subsidiary, Calumet Bank. As of December 31, 2022, the term note and the line of credit were closed and had zero balances, as both were paid off with the proceeds from the Company's public offering of its common stock completed on February 10, 2022. As of December 31, 2021, the outstanding balance of the term note and the line of credit were $7.3 million and $5.3 million, respectively.

Notes to Consolidated Financial Statements

On May 20, 2022, the Company completed a private placement of $40.0 million in fixed-to-floating rate subordinated notes due 2032 (the "Notes"). The Notes will bear a fixed rate of 5.25% for the first five years and will reset quarterly thereafter to then current three-month Secured Overnight Financing Rate, as published by the Federal Reserve Bank of New York, plus 265 basis points for the five year floating term. The Company is entitled to redeem the Notes, in whole or in part, on any interest payment date on or after May 20, 2027, or at any time, in whole but not in part, upon certain other specified events. At December 31, 2022, $39.1 million of the Notes, net of debt issuance costs were outstanding.

The following table presents the information regarding the Company's subordinated debentures at December 31, 2022 and 2021. All subordinated debentures are at three month LIBOR rate plus added points noted below at December 31, 2022 and 2021.

(Dollars in thousands) Description	Date	Amount	Added Points	Maturity	5-Year Call Option
Colony Bankcorp Statutory Trust III	June 16, 2004	$ 4,640	2.68%	June 14, 2034	June 17, 2009
Colony Bankcorp Capital Trust I	April 13, 2006	5,155	1.50%	April 13, 2036	April 13, 2011
Colony Bankcorp Capital Trust II	March 12, 2007	9,279	1.65%	March 12, 2037	March 12, 2012
Colony Bankcorp Capital Trust III	September 14, 2007	5,155	1.40%	September 14, 2037	September 14, 2012

The Trust Preferred Securities are recorded as subordinated debentures on the consolidated balance sheets, and subject to certain limitations, qualify as Tier 1 Capital for regulatory capital purposes. The proceeds from these offerings were used to fund certain acquisitions, pay off holding company debt and inject capital into the Bank subsidiary. The Trust Preferred Securities pay interest quarterly.

12. LEASES

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU No. 2016-2 and all subsequent ASUs that modified this topic (collectively referred to as "Topic 842"). For the Company, Topic 842 primarily affected the accounting treatment for operating lease agreements in which the Company is the lessee.

Substantially all of the leases in which the Company is the lessee are comprised of real estate for branches and office space with terms extending through 2028. All of our leases are classified as operating leases, and therefore, were previously not recognized on the Company's consolidated balance sheet. With the adoption of Topic 842, operating lease arrangements are required to be recognized on the consolidated balance sheet as a right-of-use ("ROU") asset and a corresponding lease liability.

The following table represents the consolidated balance sheet classification of the Company's ROU assets and liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated balance sheet.

(Dollars in thousands)	Classification	December 31, 2022	December 31, 2021
Assets			
Operating lease right-of-use assets	**Other assets**	$ 1,834	$ 645
Liabilities			
Operating lease liabilities	**Other liabilities**	$ 1,895	$ 663

Notes to Consolidated Financial Statements

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019 was used.

For the year ended December 31, 2022 and 2021, operating lease cost was $615,000 and $351,000, respectively.

As of December 31, 2022, the weighted average remaining lease term was 4.66 years and the weighted average discount rate was 4.09%.

The following table represents the future maturities of the Company's operating lease liabilities and other lease information.

(Dollars in thousands)	Lease Liability
Year	
2023	$ 460
2024	412
2025	383
2026	279
2027	289
Thereafter	72
Total Lease Payments	$ 1,895

(Dollars in thousands)	December 31, 2022	December 31, 2021
Supplemental lease information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases (cash payments)	$ 549	$ 335
Operating lease right-of-use assets obtained in exchange for leases entered into during the period	1,750	742

13. COMPENSATION PLANS

The Company offers a defined contribution 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees who meet certain age and service requirements. The Plan allows employees to make voluntary pre-tax salary deferrals to the Plan. The Company, at its discretion, may elect to make an annual contribution to the Plan equal to a percentage of each participating employee's salary. Such discretionary contributions must be approved by the Company's board of directors. Employees are fully vested in the Company contributions after six years of service. In 2022 and 2021, the Company made total contributions of $1.9 million and $1.4 million to the Plan, respectively.

Notes to Consolidated Financial Statements

Colony Bank, the wholly-owned subsidiary, has deferred compensation plans covering certain former directors and certain officers choosing to participate through individual deferred compensation contracts. In accordance with terms of the contracts, the Bank is committed to pay the participant's deferred compensation over a specified number of years, beginning at age 65. In the event of a participant's death before age 65, payments are made to the participant's named beneficiary over a specified number of years, beginning on the first day of the month following the death of the participant.

Liabilities accrued under the plans totaled $1.1 million and $1.2 million as of December 31, 2022 and 2021, respectively. Benefits accrued monthly under the contracts totaled $39,000 in 2022 and $43,000 in 2021. Payments were $151,000 in 2022 and $136,000 in 2021.

The Company has purchased life insurance policies on the plans' participants and uses the cash flow from these policies to partially fund the plan. There was no fee income recognized in 2022 and 2021.

The Company awards restricted shares of the Company's common stock to various bank employees with a grant price equal to the market price of the Company's common stock on the grant date. The restricted shares vest in equal installments over three years, subject to continued service through each applicable vesting date, or earlier upon the occurrence of a change in control. With the restricted stock, there will be no cash consideration to the Company for the shares. The employees will have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested.

The following table presents the outstanding balance for restricted stock awards as of December 31, 2022 and 2021.

	Quantity	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2020	1,884	$ 17.73
Granted	187,600	17.93
Vested	(1,884)	17.73
Forfeited	(300)	17.93
Outstanding at December 31, 2021	187,300	17.93
Granted	139,720	16.11
Vested	(71,154)	17.93
Forfeited	(9,000)	17.36
Outstanding at December 31, 2022	**246,866**	**16.92**

Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period. Compensation expense recognized for the years ended December 31, 2022 and 2021 was $1.7 million and $599,000, respectively. Total compensation expense unrecognized for the restricted shares granted for the year ended December 31, 2022 was $3.1 million, which is expected to be recognized over a weighted average period of 1.9 years.

14. COMMITMENTS AND CONTINGENCIES

Credit-related financial instruments. The Company is a party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Notes to Consolidated Financial Statements

At December 31, 2022 and 2021, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
(Dollars in thousands)	**2022**	2021
Commitments to extend credit	**$ 379,997**	$ 318,853
Standby letters of credit	**3,333**	4,869

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby and performance letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Legal Contingencies. In the ordinary course of business, there are various legal proceedings pending against Colony and its subsidiaries. The aggregate liabilities, if any, arising from such proceedings would not, in the opinion of management, have a material adverse effect on Colony's consolidated financial position.

15. RELATED PARTY TRANSACTIONS

The following table reflects the activity and aggregate balance of direct and indirect loans to directors, executive officers or principal holders of equity securities of the Company. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectability. A summary of activity of related party loans is shown below:

(Dollars in thousands)	**2022**		2021	
Balance, beginning	$	**7,732**	$	5,043
New loans		**1,182**		6,576
Repayments		**(5,471)**		(5,721)
Transactions due to changes in directors		**—**		1,834
Balance, ending	$	**3,443**	$	7,732

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Generally accepted accounting standards in the U.S. require disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Colony Bancorp, Inc. and subsidiaries financial instruments are detailed hereafter. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Notes to Consolidated Financial Statements

Generally accepted accounting principles related to Fair Value Measurements define fair value, establish a framework for measuring fair value, establish a three-level valuation hierarchy for disclosure of fair value measurement and enhance disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 inputs to the valuation methodology are unobservable and represent the Company's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and short-term investments - For cash, due from banks, bank-owned deposits and federal funds sold, the carrying amount is a reasonable estimate of fair value and is classified Level 1.

Investment securities – Fair values for investment securities are based on quoted market prices where available and classified as Level 1. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments and classified as Level 2. If a comparable is not available, the investment securities are classified as Level 3.

Other investments – The fair value of other bank stock approximates carrying value and is classified as Level 2. Fair values for investment funds are based on quoted market prices where available and classified as Level 1. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments and classified as Level 2 If a comparable is not available, the investment securities are classified as Level 3.

Loans held for sale – The fair value of loans held for sale is determined on outstanding commitments from third party investors in the secondary markets and is classified within Level 2 of the valuation hierarchy.

Loans – The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Loans are classified as Level 3.

Deposit liabilities – The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date and is classified as Level 1. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities and is classified as Level 2.

Federal Home Loan Bank advances – The fair value of Federal Home Loan Bank advances is estimated by discounting the future cash flows using the current rates at which similar advances would be obtained. Federal Home Loan Bank advances are classified as Level 2.

Other borrowings – The fair value of other borrowings is calculated by discounting contractual cash flows using an estimated interest rate based on current rates available to the Company for debt of similar remaining maturities and collateral terms. Other borrowings is classified as Level 2 due to their expected maturities.

Disclosures of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis, are required in the financial statements.

Notes to Consolidated Financial Statements

The carrying amount, estimated fair values, and placement in the fair value hierarchy of the Company's financial instruments are as follows:

(Dollars in thousands)	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
December 31, 2022					
Assets					
Cash and short-term investments	$ 80,678	$ 80,678	$ 80,678	$ —	$ —
Investment securities available for sale	432,553	432,553	—	416,957	15,596
Investment securities held to maturity	465,858	411,264	—	411,264	—
Other investments	13,793	13,793	—	13,003	790
Loans held for sale	17,743	17,743	—	17,743	—
Loans, net	1,720,978	1,469,707	—	—	1,469,707
Liabilities					
Deposits	2,490,997	2,489,481	—	2,489,481	—
Federal Home Loan Bank advances	125,000	125,163	—	125,163	—
Other borrowed money	78,352	69,930	—	69,930	—
December 31, 2021					
Assets					
Cash and short-term investments	$ 197,232	$ 197,232	$ 197,232	$ —	$ —
Investment securities available for sale	938,164	938,164	87,551	850,613	—
Other investments	14,012	14,012	5,574	4,183	4,255
Loans held for sale	38,150	38,150	—	38,150	–
Loans, net	1,325,067	1,328,853	—	—	1,328,853
Liabilities					
Deposits	2,374,608	2,375,385	—	2,375,385	—
Federal Home Loan Bank advances	51,656	51,162	—	51,162	—
Other borrowed money	36,792	36,796	—	36,796	—

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring and nonrecurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Notes to Consolidated Financial Statements

Impaired Loans - Impaired loans are those loans which the Company has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Other Real Estate - Other real estate owned assets are adjusted to fair value less estimated selling costs upon transfer of the loans to other real estate owned. Typically, an external, third-party appraisal is performed on the collateral upon transfer into the other real estate owned account to determine the asset's fair value. Subsequent adjustments to the collateral's value may be based upon either updated third-party appraisals or management's knowledge of the collateral and the current real estate market conditions. Appraised amounts used in determining the asset's fair value, whether internally or externally prepared, are discounted 10 percent to account for selling and marketing costs. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a level 3 classification of the inputs for determining fair value. Because of the high degree of judgment required in estimating the fair value of other real estate owned assets and because of the relationship between fair value and general economic conditions, we consider the fair value of other real estate owned assets to be highly sensitive to changes in market conditions.

Assets Measured at Fair Value on a Recurring and Nonrecurring Basis - The following table presents the recorded amount of the Company's assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2022 and 2021, aggregated by the level in the fair value hierarchy within which those measurements fall. The table below includes only impaired loans with a specific reserve and only other real estate properties with a valuation allowance at December 31, 2022 and 2021. Those impaired loans and other real estate properties are shown net of the related specific reserves and valuation allowances.

		Fair Value Measurements at Reporting Date Using		
(Dollars in thousands)	**Total Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
December 31, 2022				
Nonrecurring				
Impaired loans	**$ 521**	**$ —**	**$ —**	**$ 521**
Other real estate	**$ 651**	**$ —**	**$ —**	**$ 651**
December 31, 2021				
Nonrecurring				
Impaired loans	$ 1,837	$ —	$ —	$ 1,837
Other real estate	$ 281	$ —	$ —	$ 281

Notes to Consolidated Financial Statements

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The following tables present quantitative information about the significant unobservable inputs used in the fair value measurements for assets in level 3 of the fair value hierarchy measured on a nonrecurring basis at December 31, 2022 and 2021. These tables are comprised primarily of collateral dependent impaired loans and other real estate owned:

(Dollars in thousands)		**December 31, 2022**	**Valuation Techniques**	**Unobservable Inputs**	**Range Weighted Avg**
Impaired loans	**$**	**521**	Appraised value	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	**25%-50%**
Other real estate	**$**	**651**	Appraised value/ Comparable sales	Discounts to reflect current market conditions and estimated costs to sell	**0%-20%**

(Dollars in thousands)		December 31, 2021	Valuation Techniques	Unobservable Inputs	Range Weighted Avg
Impaired loans	$	1,837	Appraised value	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	25%-100%
Other real estate	$	281	Appraised value/ Comparable sales	Discounts to reflect current market conditions and estimated costs to sell	0%-20%

The following table presents quantitative information about recurring level 3 fair value measurements as of December 31, 2022.

	December 31, 2022				
(Dollars in thousands)		**Fair Value**	**Valuation Techniques**	**Unobservable Inputs**	**Range Weighted Avg**
Available for sale securities	**$**	**15,596**	Discounted Cash Flow	Discount Rate or Yield	**N/A***
Other investments	**$**	**790**	Discounted Cash Flow	Discount Rate or Yield	**N/A***

* The Company relies on a third-party pricing service to value its securities. The details of the unobservable inputs and other adjustments used by the third-party pricing service were not readily available to the Company.

The following table presents a reconciliation and statement of income classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2022 and 2021:

	Other Investments				**Available for Sale Securities**	
(Dollars in thousands)		**2022**		2021		**2022**
Beginning balance	**$**	**4,255**	$	—	**$**	**—**
Additions		**—**		4,107		**—**
Redemptions		**(3,306)**		—		**—**
Total unrealized/realized gains included in earnings		**(159)**		148		**—**
Transfer to Level 3		**—**		—		**15,596**
Ending balance	**$**	**790**	$	4,255	**$**	**15,596**

Notes to Consolidated Financial Statements

The Company's policy is to recognize transfers in and transfers out of levels 1, 2 and 3 as of the end of a reporting period. There were $15.6 million in transfers between levels for the period ended December 31, 2022 and no transfers for the period ended December 31, 2021.

17. REGULATORY CAPITAL MATTERS

The amount of dividends payable to the parent company from the subsidiary bank is limited by various banking regulatory agencies. Upon approval by regulatory authorities, the Bank may pay cash dividends to the parent company in excess of regulatory limitations.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 2022, the interim final Basel III rules (Basel III) require the Company to also maintain minimum amounts and ratios of common equity Tier 1 capital to risk weighted assets. These amounts and ratios as defined in regulations are presented hereafter. Management believes, as of December 31, 2022, the Company meets all capital adequacy requirements to which it is subject under the regulatory framework for prompt corrective action. In the opinion of management, there are no conditions or events since prior notification of capital adequacy from the regulators that have changed the institution's category.

The Basel III rules also require the implementation of a new capital conservation buffer comprised of common equity Tier 1 capital. The capital conservation buffer is 2.5 percent of risk-weighted assets.

Notes to Consolidated Financial Statements

The following table summarizes regulatory capital information as of December 31, 2022 and December 31, 2021 on a consolidated basis and for the subsidiary, as defined. Regulatory capital ratios for December 31, 2022 and 2021 were calculated in accordance with the Basel III rules.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2022						
Total Capital to Risk-Weighted Assets						
Consolidated	**$ 318,250**	**15.11%**	**$168,498**	**8.00%**	**N/A**	**N/A**
Colony Bank	**272,812**	**12.99**	**168,014**	**8.00**	**$ 210,017**	**10.00%**
Tier I Capital to Risk-Weighted Assets						
Consolidated	**262,999**	**12.49**	**126,341**	**6.00**	**N/A**	**N/A**
Colony Bank	**256,684**	**12.22**	**126,031**	**6.00**	**168,042**	**8.00**
Common Equity Tier 1 Capital to Risk-Weighted Assets						
Consolidated	**238,770**	**11.34**	**94,750**	**4.50**	**N/A**	**N/A**
Colony Bank	**256,684**	**12.22**	**94,524**	**4.50**	**136,534**	**6.50**
Tier I Capital to Average Assets						
Consolidated	**262,999**	**9.17**	**114,721**	**4.00**	**N/A**	**N/A**
Colony Bank	**256,684**	**8.97**	**114,463**	**4.00**	**143,079**	**5.00**
As of December 31, 2021						
Total Capital to Risk-Weighted Assetss						
Consolidated	$ 207,366	12.05%	$ 137,670	8.00%	N/A	N/A
Colony Bank	203,265	12.18	133,507	8.00	$ 166,884	10.00%
Tier I Capital to Risk-Weighted Assets						
Consolidated	194,456	11.28	103,434	6.00	N/A	N/A
Colony Bank	190,355	11.41	100,099	6.00	133,465	8.00
Common Equity Tier 1 Capital to Risk-Weighted Assets						
Consolidated	170,956	9.87	77,943	4.50	N/A	N/A
Colony Bank	190,355	11.41	75,074	4.50	108,441	6.50
Tier I Capital to Average Assets						
Consolidated	194,456	7.25	107,286	4.00	N/A	N/A
Colony Bank	190,355	7.53	101,118	4.00	126,398	5.00

Notes to Consolidated Financial Statements

18. FINANCIAL INFORMATION OF COLONY BANKCORP, INC. (PARENT ONLY)

The parent company's balance sheets as of December 31, 2022 and 2021 and the related statements of operations and comprehensive income (loss) and cash flows for each of the years in the two-year period then ended are as follows:

Balance Sheets

	December 31,	
(Dollars in thousands)	**2022**	2021
Assets		
Cash	$ **40,361**	$ 7,304
Investment in subsidiaries	**249,868**	245,614
Other	**5,115**	1,689
Total assets	$ **295,344**	$ 254,607
Liabilities and stockholders' equity		
Liabilities		
Other	$ **1,724**	$ 108
Other borrowed money	**—**	12,563
Subordinated notes	**39,123**	—
Subordinated debentures	**24,229**	24,229
Total liabilities	**65,076**	36,900
Stockholders' equity		
Stockholders' Equity		
Common stock, par value $1.00; 50,000,000 shares authorized, 17,598,123 and 13,673,898 shares issued and outstanding as of December 31, 2022 and 2021, respectively	**17,598**	13,674
Paid-in capital	**167,537**	111,021
Retained earnings	**111,573**	99,189
Accumulated other comprehensive loss, net of tax	**(66,440)**	(6,177)
Total stockholder's equity	**230,268**	217,707
Total liabilities and stockholders' equity	$ **295,344**	$ 254,607

Notes to Consolidated Financial Statements

Statements of Income

		For The Years Ended December 31,		
(Dollars in thousands)		**2022**		2021
Income				
Dividends from subsidiaries	$	**10,295**	$	31,060
Other		**22**		15
Total income		**10,317**		31,075
Expenses				
Interest		**2,299**		1,012
Salaries and employee benefits		**457**		371
Other		**450**		604
Total expenses		**3,206**		1,987
Income before income taxes and equity in undistributed earnings (distributions in excess of earnings) of subsidiaries		**7,111**		29,088
Income tax benefit		**(914)**		(731)
Income before equity in undistributed earnings (distributions in excess of earnings) of subsidiaries		**8,025**		29,819
Equity in undistributed earnings(distributions in excess of earnings) of subsidiaries		**11,517**		(11,160)
Net income	$	**19,542**	$	18,659

Notes to Consolidated Financial Statements

Statements of Cash Flows

(Dollars in thousands)	For The Years Ended December 31,	
	2022	2021
Cash flows from operating activities		
Net income	$ **19,542**	$ 18,659
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense	**1,743**	599
Distribution in excess of earnings (equity in undistributed earnings) of subsidiaries	**(11,517)**	11,160
Change in deferred taxes	**(2,125)**	—
Change in interest payable	**45**	1
Other	**270**	(1,146)
Net cash provided by operating activities	**7,958**	29,273
Cash flows from investing activities		
Net cash and cash equivalents paid in bank acquisition	**—**	(19,178)
Capital injection into Bank subsidiary	**(53,000)**	—
Net cash provided by investing activities	**(53,000)**	(19,178)
Cash flows from financing activities		
Net increase (decrease) in other borrowed money	**26,560**	(1,000)
Issuance of common stock	**59,468**	—
Cash paid for tax withholding related to vesting of restricted stock	**(231)**	—
Repurchase of shares	**(540)**	—
Dividends paid on common stock	**(7,158)**	(4,463)
Net cash used in financing activities	**78,099**	(5,463)
Net increase in cash and cash equivalents	**33,057**	4,632
Cash and cash equivalents at beginning of period	**7,304**	2,672
Cash and cash equivalents at end of period	$ **40,361**	$ 7,304

19. EARNINGS PER SHARE

The following table presents earnings per share for the years ended December 31, 2022 and 2021:

(Dollars in thousands, except per share amounts)	**2022**	2021
Numerator		
Net income available to common stockholders	$ **19,542**	$ 18,659
Denominator		
Weighted average number of common shares outstanding for basic earnings per common share	**17,191,079**	11,254,130
Weighted average number of common shares outstanding for diluted earnings per common share	**17,191,079**	11,254,130
Earnings per share - basic	$ **1.14**	$ 1.66
Earnings per share - diluted	$ **1.14**	$ 1.66

Notes to Consolidated Financial Statements

20. SEGMENT INFORMATION

The Company's operating segments include banking, mortgage banking and small business specialty lending division. The reportable segments are determined by the products and services offered, and internal reporting. The Bank segment derives its revenues from the delivery of full-service financial services, including retail and commercial banking services and deposit accounts. The Mortgage Banking segment derives its revenues from the origination and sales of residential mortgage loans held for sale. The Small Business Specialty Lending Division segment derives its revenue from the origination, sales and servicing of Small Business Administration loans and other government guaranteed loans. Segment performance is evaluated using net interest income and noninterest income. Income taxes are allocated based on income before income taxes, and indirect expenses (includes management fees) are allocated based on various internal factors for each segment. Transactions among segments are made at fair value. The following tables present information reported internally for performance assessment as of December 31, 2022 and 2021:

| | December 31, 2022 | | | |
(Dollars in thousands)	Bank	Mortgage Banking	Small Business Specialty Lending Division	Totals
Net interest income	$ 79,193	$ 102	$ 1,330	$ 80,625
Provision for loan losses	3,370	—	—	3,370
Noninterest income	18,082	9,630	7,360	35,072
Noninterest expenses	72,781	9,735	6,959	89,475
Income taxes	3,010	98	202	3,310
Net income/(loss)	$ 18,114	$ (101)	$ 1,529	$ 19,542
Total assets	$ 2,857,893	$ 18,221	$ 60,456	$ 2,936,570
Full time employees	427	65	30	522

| | December 31, 2021 | | | |
(Dollars in thousands)	Bank	Mortgage Banking	Small Business Specialty Lending Division	Totals
Net interest income	$ 64,293	$ 543	$ 1,353	$ 66,189
Provision for loan losses	700	—	—	700
Noninterest income	14,889	13,189	8,212	36,290
Noninterest expenses	61,202	11,314	6,109	78,625
Income taxes	3,311	458	726	4,495
Net income/(loss)	$ 13,969	$ 1,960	$ 2,730	$ 18,659
Total assets	$ 2,620,501	$ 25,149	$ 46,065	$ 2,691,715
Full time employees	400	55	26	481

Market and Dividend Information

The common shares of Colony Bankcorp are listed on the NASDAQ Global Market under the symbol CBAN. As of March 14, 2023, there were 17,593,879 shares of our common stock outstanding held by 1,002 holders of record.

The following table sets forth the high and low common stock prices and cash dividends paid to public stockholders in 2021 and 2022:

2022	High	Low	Dividends Declared
First quarter	**$ 19.00**	**$ 15.95**	**$ 0.1075**
Second quarter	**$ 18.74**	**$ 14.75**	**$ 0.1075**
Third quarter	**$ 16.18**	**$ 12.89**	**$ 0.1075**
Fourth quarter	**$ 14.47**	**$ 12.64**	**$ 0.1075**
2021			
First quarter	$ 16.49	$ 13.70	$ 0.1025
Second quarter	$ 19.59	$ 14.50	$ 0.1025
Third quarter	$ 18.74	$ 16.80	$ 0.1025
Fourth quarter	$ 19.59	$ 16.30	$ 0.1025

Like many banks in the wake of the Great Recession, Colony suspended dividend payments in 2009. In 2017, the Company reinstated its quarterly cash dividend at a rate of $0.025 per share, or an annual rate of $0.10 per share. The Company has increased its dividend rate each year since dividends were reinstated in 2017 and continued to pay the dividend throughout the COVID-19 pandemic. In January 2022, Colony raised the quarterly rate to $0.1075 per share, which represents an indicated annual rate of $0.43 per share and over 330% growth in the annual dividend rate since 2017.

The continued payment of dividends will depend on a number of factors, including the Company's capital requirements, its financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that the Company will continue to pay dividends or that they will not be reduced or suspended in the future. For information regarding restrictions on the payment of dividends by the Bank to the Company, see Note 17 of Notes to Consolidated Financial Statements.

The performance graph below compares the cumulative total shareholder return on the Company's Common Stock with the cumulative total return on the equity securities of companies included in the NASDAQ Composite Index and the SNL Southeast Bank Index, measured at the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2017 through December 31, 2022, and assumes the reinvestment of dividends, if any. The performance graph represents past performance and should not be considered to be an indication of future performance.

Total Return Performance



	Period Ending					
Index	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Colony Bankcorp, Inc.	100.00	101.22	116.53	106.87	127.68	97.63
NASDAQ Composite	100.00	97.16	132.81	192.47	235.15	158.65
SNL Southeast Bank	100.00	82.62	116.45	104.41	149.13	121.30

Corporate Information

Corporate Headquarters
Post Office Box 989
115 South Grant Street
Fitzgerald, Georgia 31750
(229) 426-6000

Company Website
www.Colony.Bank

Stock Registrar and Transfer Agent
Shareholders should report lost or
destroyed stock certificates or direct
inquiries concerning dividend payments,
change of name, address or ownership,
or consolidation of accounts to the
Company's transfer agent at:

American Stock Transfer
& Trust Company
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449
www.astfinancial.com

**Independent Registered Public
Accounting Firm**
Mauldin & Jenkins, LLC
2911 Meredyth Drive
Albany, GA 31707

Special Counsel
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Annual Report on Form 10-K
A copy of the Company's Annual Report
on Form 10-K for the fiscal year ended
December 31, 2022, as filed with the
Securities and Exchange Commission,
will be furnished without charge to
shareholders as of the record date for
the 2023 Annual Meeting upon written
request to T. Heath Fountain
Chief Executive Officer/Acting Chief
Financial Officer, Colony Bankcorp,
Inc., 115 South Grant Street, Fitzgerald,
Georgia 31750. In addition, the
Company makes available free of
charge its annual reports on Form
10-K, quarterly reports on Form 10-Q,
current reports on Form 8-K, and all
amendments to those reports filed with
or furnished to the SEC. The reports are
available as soon as reasonably practical
after the Company electronically files
such material with the SEC, and may be
found on the Internet at www.Colony.
Bank, under Shareholder Information.
Shareholder and other investor-oriented
inquiries may be directed to T. Heath
Fountain Chief Executive Officer/Acting
Chief Financial Officer at the Company's
corporate headquarters.

Annual Meeting of Shareholders
The 2023 Annual Meeting of
Shareholders will be held at 11:00 a.m.,
local time, on Thursday, May 18, 2023.
The meeting will be held at our corporate
office, 115 S Grant Street, Fitzgerald, GA.
Shareholders as of March 24, 2023, the
record date for the meeting, are cordially
invited to attend.



Corporate Office
115 South Grant St
Fitzgerald, GA 31750
(229) 426-6000

www.colony.bank